                                                                    EXHIBIT 99.1

                             NOTICE TO SHAREHOLDERS









                          EXTRAORDINARY GENERAL MEETING

                                DECEMBER 9, 2002










                                   [SIFY LOGO]

                             SATYAM INFOWAY LIMITED
                   TIDEL PARK, 2ND FLOOR, 4, CANAL BANK ROAD,
                         TARAMANI, CHENNAI 600 113 INDIA


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                                  C O N T E N T

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                                                      Page
LETTER FROM CEO.....................................   1

NOTICE..............................................   2

EXPLANATORY STATEMENT...............................  11

ANNEXURE 1..........................................  16

ANNEXURE 2..........................................  30


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                             SATYAM INFOWAY LIMITED
                              Tidel Park, 2nd Floor
                          4, Canal Bank Road, Taramani
                              Chennai 600 113 India

                                                                 October 4, 2002

To the holders of our American Depositary Shares:

On behalf of your Board of Directors and your management, I cordially invite you to attend our Extraordinary General Meeting of stockholders. It will be held on Monday, December 9, 2002, beginning at 11:00 a.m., at our corporate office located at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai -- 600 113, India.

At the Extraordinary General Meeting, you will be asked to consider and approve eight special business matters. We are seeking your approval:

1. to consider and approve the amendment to the Articles of Association for incorporating the amendments agreed among shareholders, under an agreement dated September 14, 1999.

2. to consider and approve an increase in the Authorized Share Capital of the Company.

3.  to consider and approve an amendment in the Memorandum of Association.

4. to consider and approve an issue of further share capital under Section 81(1)(A) of the Companies Act, 1956.

5. to consider and approve an additional allocation for Associate Stock Option Plan.

6. to consider and approve an amendment in the Articles of Association for incorporating certain rights and obligations among, proposed investors and the Company.

7.  to consider and approve change of name to Sify Limited.

8.  to consider and approve reappointment of Managing Director.

The business matters set forth in paragraph 2 is an ordinary resolution requiring the approval of a majority of the equity shareholders present in person or by proxy at the Extraordinary General Meeting. The matters set forth in paragraphs 1 & 3 to 8 are special resolutions. Under Indian law, a special resolution must be approved by a number of votes, which is not less than three times the number of votes against the special resolution.

Our Board of Directors recommends that you approve each of these resolutions.

You are urged to read carefully the accompanying Notice of Extraordinary General Meeting and Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956 for additional information regarding the Extraordinary General Meeting and the resolutions proposed.

The Board of Directors has fixed the close of business on November 4, 2002 as the record date for the determination of stockholders entitled to notice of and to vote at the Extraordinary General Meeting. All stockholders are cordially invited to attend the Extraordinary General Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to the depositary regarding the voting of the equity shares underlying your ADSs.

                                                               Yours very truly,
                                                                            Sd/-

                                                                      R. RAMARAJ
                                                        Managing Director & CEO.


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                             SATYAM INFOWAY LIMITED
                     Regd. Office: Mayfair Centre, S.P. Road
                            Secunderabad -- 500 003.

NOTICE TO SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT AN EXTRAORDINARY GENERAL MEETING OF SATYAM INFOWAY LIMITED WILL BE HELD ON MONDAY, DECEMBER 9, 2002 AT 11:00 AM AT THE CORPORATE OFFICE OF THE COMPANY AT 2ND FLOOR, TIDEL PARK, 4, CANAL BANK ROAD, TARAMANI, CHENNAI -- 600 113, TAMILNADU STATE, INDIA.

SPECIAL BUSINESS:

1)  AMENDMENT TO ARTICLES OF ASSOCIATION.

    To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

    "RESOLVED that pursuant to Section 31 and other applicable provisions, if any, of the of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and as agreed to by the shareholders in the Amended Agreement dated September 14, 1999 the Articles of Association of the Company be amended as under:

    a.  By deletion of Article 35 A.

    b. Under Article 18A(1), by deleting the term 7.5% in the first line and replacing it with 5.0%.

    c.  Under Article 11(i), by adding the following at the end.

        "It being understood that the requirements of this Article shall be deemed satisfied if at any time the Company's Shares, or related American Depositary Shares ("ADS's") are approved for listing on the BSE, NSE, New York Stock Exchange or Nasdaq National Market."

    d.  By deleting Article 11 (iii).

2)  INCREASE IN AUTHORIZED SHARE CAPITAL.

    To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

    "RESOLVED that in accordance with Section 94 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force), the Authorized Share Capital of the Company be and is hereby increased from Rs. 350 Million (Rupees Three Hundred Fifty Million) divided into 35,000,000 (Thirty Five Million) Equity Shares of Rs. 10 (Ten) each to Rs. 375 Million (Rupees Three Hundred Seventy Five Million) divided into 37,500,000 (Thirty Seven Million Five Hundred Thousand) Equity Shares of Rs. 10 (Ten) each by the creation of 2,500,000 (Two Million Five Hundred Thousand) Equity Shares of Rs. 10 (Ten) each."

3)  AMENDMENT OF MEMORANDUM OF ASSOCIATION.

    To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

    "RESOLVED THAT, clause V of the Memorandum of Association of the Company be deleted and the following new clause V be substituted therefor:

    The Authorised Share Capital of the Company is Rs. 375 Million (Rupees Three Hundred Seventy Five Million) divided into 37,500,000 (Thirty Seven Million Five Hundred Thousand) Equity Shares of Rs. 10 (Ten) each.

    The Company shall have power at any time and from time to time to increase/reduce its Capital. Any of the said shares and any new shares may, at any time, and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association".

4)  FURTHER ISSUE OF SHARES UNDER SECTION 81(1A).

    To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

    "RESOLVED that pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and in accordance with the Articles of Association of the Company and subject to the approval of regulatory, government and other authorities as may be required, viz., Government of India, Securities and Exchange Board of India, Reserve Bank of India, Indian/Foreign Stock Exchanges and such other government authorities, as may be required, and subject to such terms, conditions and stipulations, if any, required by them while granting such approvals, permissions, and sanctions and which the Board of Directors of the Company (hereinafter referred to as the "Board", which expression shall be deemed to include a Committee of Directors duly authorized in this behalf) is hereby authorized and empowered to obtain, approval is hereby accorded to the Board to offer, issue, allot in one or more tranches, all or any of the following not exceeding 12,500,000 (Twelve Million Five Hundred Thousand) Equity Shares of par value Rs. 10 (Ten) each or up to such higher ceiling amounts as the Members at the meeting may prescribe, in one or more combinations thereof: Equity Shares or Equity linked securities with or without voting rights, Private Placements, American Depositary Shares (ADS), Global Depositary Receipts (GDR), Foreign Currency Convertible Bonds (FCCBs) and/or Convertible Debentures (whether secured or not), Secured Premium Notes and/or any other securities/instruments, all or any of the aforesaid and with or without detachable or non-detachable warrants convertible into Equity Shares, American Depositary Shares or any other securities/instruments (hereinafter referred to as "Securities") as the Board in its absolute discretion may at any time or times hereinafter decide, to one or more of the Members, Employees, Indian Public, Non-Resident Indians, Foreign Nationals, Overseas Corporate Bodies, Foreign Institutional Investors, Banks, Financial Institutions, Investment Institutions, Mutual Funds, Bodies Corporate, Companies, Private or Public, other entities/authorities and to such other person(s), through Public Issue(s), Private Placement(s) or any other means and through any combination thereof, whether for acquisitions of companies, businesses, assets and facilities by any scheme whatsoever, whether in India or abroad, at such price or prices or such other valuable consideration(s) in one or more tranches, and in such manner, including through the Book Building process, and on such terms and conditions as the Board may in its absolute discretion consider fit, including the quantum of securities to be issued, face value, rate of interest, redemption period, manner of redemption and amount of premium on redemption, the number of securities to be allotted on conversion/redemption/extinguishment of debts, terms attached to warrants, period of conversion and all related or incidental matters."

    "RESOLVED FURTHER that (i) the Company be authorized, and the Board may in the exercise of its discretionary authority cause the Company, to issue Equity Shares and/or ADSs to SAIF Investment Company Limited ("SAIF") and VentureTech Solutions Pvt. Limited ("VentureTech") in accordance with the subscription arrangements by and among the Company, SAIF and VentureTech and the transactions related thereto, including without limitation the Investor Rights Agreement, in accordance with, and to the extent required, under the Company's listing agreement with Nasdaq; and (ii) to the extent that such transactions be construed to constitute a change in control of the Company for purposes of the listing requirements of Nasdaq, such transactions be, and they hereby are, approved".

    "RESOLVED FURTHER that, the Board be and is hereby authorized to accept any modifications in proposal(s) mentioned above, as may be required by the authorities concerned at the time of their approval and as agreed to by the Board."

    "RESOLVED FURTHER that the Board is also authorized to enter into and execute all such documents, including filing of the Offer Document with any other regulatory authority including the stock exchanges, enter into arrangements with any Lead
    Managers/Underwriters/Guarantors/Depositories/Custodians and
    all such agents as may be involved or concerned in such offering of securities and to remunerate all such agents including by way of payment of commission, brokerage, fees, expenses incurred in relation to the issue of Securities and other expenses, if any."

    "RESOLVED FURTHER that the Company and/or agency or body authorized by the Board may issue American Depositary Receipts/Global Depositary Receipts and/or Foreign Currency Convertible Bonds and/or other forms of Securities mentioned herein above issued by the Company in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability/free transferability thereof, as per the prevailing practices and regulations prevalent in the capital markets."

    "RESOLVED FURTHER that the Board and or a committee thereof set up by the Directors be and is hereby authorized to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of any Securities as referred to in paragraph(s) above as may be necessary in accordance with the terms of the offering(s) and all such shares to rank pari passu with the Equity Shares of the Company in all respects, excepting such rights and other entitlements as may be provided under the terms of the Issue and in the Offer Document."

    "RESOLVED FURTHER that for the purpose of giving effect to any issue of allotment of Securities, the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable and to settle any questions, difficulties or doubts that may arise in regard to the offering, issue, allotment and utilization of the issue proceeds, as it may in its absolute discretion, deem fit and proper."

    "RESOLVED FURTHER that the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or Senior Executive(s)/Officer(s) of the Company to give effect to the aforesaid resolution."

5)  ADDITIONAL ALLOCATION FOR ASSOCIATE STOCK OPTION PLAN.

    To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

    "RESOLVED that, further to the approvals given by the Directors at the Meeting held on 19th March, 1999 and the subsequent approvals of Members and in accordance with the provisions of Section 81 (1A) and other applicable provisions of the Companies Act, 1956 (including any statutory modifications or re-enactment thereof, for the time being in force), consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the "Board," which term shall include any Committee of Directors duly authorized in this behalf) to issue such number of new Equity Shares and/or American Depository Receipt linked warrants (hereinafter referred to as "Stock Options") as may be decided by the Board of Directors of the Company, directly or through the medium of warrants/fully convertible instruments or any other appropriate instruments or security, not exceeding in aggregate at any point of time, 1,833,000 (One Million Eight Hundred Thirty Three Thousand) shares of Par Value Rs. 10
    (Ten) each to employees (hereinafter referred to as "Associates") of the Company and of its subsidiaries and of the group or to promoter Company associates and shall include directors, other than promoter directors, including those of the promoter Company, whether in India or abroad, at such price and other terms and conditions as the Board may in their absolute discretion think fit, in accordance with the provisions of the Company's Associate Stock Option Plan, in compliance with the regulations issued by Securities and Exchange Board of India on Issue of Shares to Associates from time to time, to the Trust set up for this purpose for implementing the Associate Stock Option Plan or directly to the associates. The quantum of shares covered by this resolution shall be in addition to the quantum permitted for issue in terms of the resolution passed for issue of shares to the public".

    "RESOLVED FURTHER that issue of stock options shall be in accordance with the terms and conditions as regards price, payment application, allotment, entitlement to dividend and other rights, transferability and all other matters as stipulated by the SEBI guidelines and in accordance with any other guidelines, rules, regulations and laws to the extent applicable and subject also to the Memorandum and Articles of Association of the Company provided that:

    a. the price of the shares shall not be less than such minimum price, if any, prescribed under the SEBI guidelines or under any other rules, regulations and law to the extent applicable and as determined by the Board.

    b. the equity shares issued upon exercise of the options shall rank pari passu in all respects with the existing equity shares save and except their entitlement to dividend which will commence only from the date of allotment of such equity shares and pro-rata for the financial year in which the dividend is declared.

    c. each option granted to eligible employees shall be entitled to one ADS or equity share of nominal value of Rs. 10/- each and each option shall vest after such minimum period as may be determined by the Board from time to time.

    d. the Company shall conform to the accounting policies mandated by applicable law or regulations of the SEBI or any other relevant regulation as is applicable to such stock options.

    e. subject to the approval of the stock exchanges, the relevant equity shares, including the underlying shares in case of ADRs, shall be listed on the stock exchanges.

    f. the Board shall have absolute discretion from time to time to modify or substitute any such terms or, if it thinks fit, not to undertake or proceed with the implementation of this resolution in whole or part."

    "RESOLVED FURTHER that consent of the Company be and is hereby accorded to grant stock options under any of the associate stock option plan, to eligible Associates, including the Principal Officers, as may be approved by the Board from time to time, provided that after adjusting for surrenders/forfeitures/cancellation of stock options, the total stock options, shall not exceed in aggregate, at any point of time, 1,833,000 (One Million Eight Hundred Thirty Three Thousand) shares of Par Value Rs. 10
    (Ten) each to employees."

    "RESOLVED FURTHER that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and pay fees and commission and incur expenses in relation thereto."

6)  AMENDMENT TO ARTICLES OF ASSOCIATION TO INCORPORATE RIGHTS OF NEW INVESTORS.

    To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

    "RESOLVED that pursuant to Section 31 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), and subject to SAIF Investment Company Limited and VentureTech Solutions Private Limited, acquiring ADRs or Equity Shares as per the proposals made to the Company, the Articles of Association of the Company be amended by incorporating the following:

    a.  UNDER ARTICLE 7, DELETE THE LAST PARA AND SUBSTITUTE WITH THE FOLLOWING

        "There shall be no restriction on the transfer of the shares/stock by a shareholder/stockholder, or between the shareholders/stockholders or any of them, except as specifically provided for under the terms by way of any agreement between the shareholders/stockholders to which the Company is also a party; such agreement providing for restriction may also include tag along rights, drag along rights, rights of first refusal and other similar terms and conditions which a shareholder/stockholder has agreed with another shareholder/stockholder to be bound by."

    b.  DELETE THE EXISTING ARTICLE 10 AND SUBSTITUTE WITH THE FOLLOWING

        "The registration of transfer of shares, warrants or options shall be carried out by the Board of Directors, wherever applicable, only if they are effected in accordance with any Share Subscription Agreement, or the Investor Rights Agreement (contained in Schedule 2 hereto) entered into by the Company and the transferee has fulfilled the obligations pursuant to such an agreement."

    c. RENUMBER THE EXISTING ARTICLE 11C AS 11D AND REPLACE THE TERM "11C" IN THE ARTICLE AS "11D"


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    d.  INSERT THE FOLLOWING AS ARTICLE 11C

        "RIGHTS OF FIRST REFUSAL

        i) This Article shall apply only in respect of the Shareholders who are parties to the Investor Rights Agreement contained in Schedule 2 hereto.

        ii) Proposed Voluntary Transfers.

            (a) Offering Notice: Subject to Permitted Transfers as defined in the Investor Rights Agreement contained in Schedule 2 and all Requirements of Law, if any Shareholder (a "Selling Shareholder") wishes to transfer all or any portion of its or his Restricted Shares to any person (other than to a Permitted Transferee) (a "Third Party Purchaser"), such Selling Shareholder shall offer such Restricted Shares to the SAIF Shareholders and the VentureTech Shareholders in accordance with
                Article 11C(ii)(b), by sending written notice (an "Offering Notice") to the other Shareholders, which shall state (a) the number of Restricted Shares proposed to be transferred (the "Offered Securities"); (b) the proposed purchase price per Restricted Share for the Offered Securities (the "Offer Price"); and (c) the terms and conditions of such sale. Upon delivery of the Offering Notice, such offer shall be irrevocable unless and until the rights of first offer provided for herein shall have been waived or shall have expired.

            (b) (i) Rightholder Option; Exercise

                    For a period of five (5) Business Days after the receipt of the Offering Notice from the Selling Shareholder (the "Rightholder Option Period"), each of the SAIF Shareholders and VentureTech Shareholders (who, in each case, is not a Selling Shareholder) (for the purpose of this Article, each, a "Rightholder" and collectively, the "Rightholders") shall have the right to purchase all, but not less than all, of the Offered Securities at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Offering Notice. Each Rightholder shall have the right to purchase that percentage of the Offered Securities determined by dividing (i) the total number of Shares then owned by such Rightholder by (ii) the total number of Shares then owned by all such Rightholders. If any Rightholder does not fully purchase the number or amount of Offered Securities it or he is entitled to purchase, then each other participating Rightholder shall have the right to purchase that percentage of the Offered Securities not so purchased (for the purposes of this Article 11C(ii)(b), the "Excess Offered Securities") determined by dividing (x) the total number of Shares then owned by such fully participating Rightholder by (y) the total number of Shares then owned by all fully participating Rightholders who elected to purchase Offered Securities. The procedure described in the preceding sentence shall be repeated until there are no remaining Excess Offered Securities. If the Rightholders do not purchase all of the Offered Securities pursuant to this
                    Article 11C(ii)(b), then the Selling Shareholder may, subject to Article 11C(ii)(e), sell all of the Offered Securities to a Third Party Purchaser in accordance with
                    Article 11C(ii)(d). Any of the Shareholders may assign to any of its Affiliates all or any portion of its rights as a Rightholder pursuant to this Article.

            (b) (ii) The right of each Rightholder to purchase all of the
                    Offered Securities under subsection (i) above shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Rightholder Option Period, to the Selling Shareholder. Each such notice shall state (a) the number of Shares held by such Rightholder and
                    (b) the number of Shares that such Rightholder is willing to purchase pursuant to this Article 11C(ii)(b). The failure of a Rightholder to respond within the Rightholder Option Period to the Selling Shareholder shall be deemed to be a waiver of such Rightholder's rights under subsection (i) above, provided that each Rightholder may waive its rights under subsection (i) above prior to the expiration of the Rightholder Option Period by giving written notice to the Selling Shareholder.

            (c) Closing: The closing of the purchase of Offered Securities by the Rightholders under Article 11C(ii)(b) shall be held at the corporate office of the Company at 11:00 a.m., local time, on the 30th day after the giving of the Offering Notice pursuant to
                Article 11C(i) or at such
                other time and place as the parties to the transaction may agree. At such closing, the Selling Shareholder shall deliver certificates representing the Offered Securities, duly endorsed for transfer and such Offered Securities shall be free and clear of any Encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof) and the Selling Shareholders warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Offered Securities. Each Rightholder purchasing Offered Securities shall deliver at the closing payment in full in immediately available funds for the Offered Securities purchased by it or him and the seller and purchaser shall pay such transfer taxes as are imposed on them respectively by Indian Requirements of Law. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise reasonably necessary or appropriate to complete such a closing, with representations and warranties limited to those concerned with ownership or authority.

            (d) Sale to a Third Party Purchaser: Unless the Rightholders elect to purchase all, but not less than all, of the Offered Securities under Article 11C(ii)(b), the Selling Shareholder may, subject to Article 11C(ii)(f), sell all, but not less than all, of the Offered Securities to a Third Party Purchaser on the terms and conditions set forth in the Offering Notice; provided, however, that such sale is bona fide and made pursuant to a contract entered into within thirty (30) days after the earlier to occur of (i) the waiver by all of the Rightholders of their options to purchase the Offered Securities and (ii) the expiration of the Rightholder Option Period (the "Contract Date"); and provided further, that such sale shall not be consummated unless prior to the purchase by such Third Party Purchaser of any of such Offered Securities, such Third Party Purchaser shall become a party to the Investor Rights Agreement and shall agree to be bound by the terms and conditions thereof. If such sale is not consummated on or before the Contract Date for any reason, then the restrictions provided for herein shall again become effective, and no transfer of such Offered Securities may be made thereafter by the Selling Shareholder without again offering the same to the Rightholders in accordance with this Article 11C.

                iii) ADS Right: If a SAIF Shareholder or a VentureTech Shareholder holding ADSs (a "Selling ADS Holder") wishes to sell in a single sale ADSs representing 500,000 or more Equity Shares other than to a Permitted Transferee it shall offer to sell such ADS to the other SAIF Shareholders and VentureTech Shareholders holding ADSs ("ADS Rightholder") and such offer shall be in accordance with Article 11C(i) and (ii) except that each reference therein to "Restricted Shares" shall be a reference to "ADSs" and each reference to a "Rightholder" shall be to the ADS Rightholders and provided that such offer shall be open for acceptance for 2 Business Days from the date of the Offering Notice and the closing of such sale and purchase shall occur within 5 Business Days of the date of the Offering Notice. Unless the ADS Rightholders purchase all of such Offered Securities within such 5 Business Day period the Selling ADS Holder may sell the Offered Securities to a Third Party Purchaser at any time in whole or in part at a price no less than the Offer Price or, if the prevailing bid price on the Nasdaq has fallen since the date of the Offering Notice at a price no less than such lower prevailing bid price. Section 5.3 of the Investor Rights Agreement shall not apply to any such offer and sale."

        e.  INSERT THE FOLLOWING AS ARTICLE 18

            "Quorum. All meetings of the Board of Directors, other than Adjourned Meetings (as defined below), shall require a quorum of at least four Directors; provided, however, that such a quorum must include at least one of a SAIF Director (as defined in Article 18B) or a VentureTech Director (as defined in Article 18B) and the Managing Director; provided further, that notwithstanding any other provisions of these Articles or the Investor Rights Agreement contained in Schedule 2, such a quorum must include a SAIF Director in order for the Board of Directors to vote on any of the matters described in Schedule 3 hereof. If such a quorum is not present within one hour from the time appointed for the meeting, the meeting shall adjourn to such place and time as those Directors who did attend shall decide or, if no such decision is reached, at the same place and time seven days later, at which meeting a quorum of Directors as required under the Companies Act shall constitute a valid quorum even though the Directors required at the preceeding meeting are not present, provided that notice of such Adjourned Meeting shall have been delivered to all Directors at least five days prior to the date of such Adjourned Meeting."

        f.  INSERT THE FOLLOWING AS ARTICLE 18B

            "As long as each of SAIF and VentureTech, along with their Permitted Transferees own at least 10% of the issued ordinary share capital of the Company, it shall be entitled by notice in writing to the company, to nominate two Directors to the Board of the Company and to require the removal or substitution of any such Director appointed by it. As long as each of SAIF and VentureTech, along with their Permitted Transferees own at least 5% of the issued ordinary share capital of the company, it shall be entitled by notice in writing to the Company, to nominate one Director to the Board of the Company and to require the removal or substitution of any such Director appointed by it (the Directors nominated by each of SAIF and VentureTech are respectively referred to hereinafter as the "SAIF Directors" and the "VentureTech Directors"). Each Shareholder shall vote its Shares at any Shareholders Meeting called for the purpose of filling the positions on the Board of Directors, or in any written consent executed for such purpose, and take all other actions necessary to ensure the election to the Board of Directors, of the SAIF Directors and the VentureTech Directors."

        g.  INSERT THE FOLLOWING AS ARTICLE 19A

            "Actions of the Shareholders and Board of Directors; Reserved Matters. Notwithstanding anything to the contrary contained in these Articles or the Investor Rights Agreement contained in Schedule 2 hereto, neither the Company, whether by action or written consent of the Shareholders or the Board of Directors, nor the Shareholders shall take, approve or otherwise ratify any of the actions described in Schedule 3 without the prior consent of the holders of three quarters of the aggregate number of Equity Shares held by the SAIF Shareholders and VentureTech Shareholders provided that the SAIF Shareholders shall not be included in that aggregate number if together they hold less than 7.5% of the non-diluted Equity Shares and the VentureTech Shareholders shall not be included in that aggregate number if together they hold less than 7.5% of the non-diluted Equity Shares."

        h.  INSERT THE FOLLOWING AS ARTICLE 35 A

            35 A "PARTICIPATING INVESTORS' RIGHTS AND OBLIGATIONS

            1.  REGISTRATION RIGHTS AGREEMENT

                SAIF Investment Company Limited (SAIF), and the Company have entered into a Registration Rights Agreement dated October 7, 2002, which is effective and enforceable Sections 1 to 6 of which are attached to these Articles as Schedule 1 ("Registration Rights Agreement"). Such provisions of Registration Rights Agreement shall be read as part of these Articles in conjunction and consistently with the registration rights of SARF under Articles 6B to 6E. Subject to Article 35A(3) and in the event of any inconsistencies between the other provisions of these Articles and any of such terms of the Registration Rights Agreement, the terms of the Registration Rights Agreement shall prevail and these Articles shall be so construed as to give effect to the provisions of the Registration Rights Agreement.

            2.  INVESTOR RIGHTS AGREEMENT

                SAIF, VentureTech Solutions Private Limited (VentureTech), Satyam Computer Services Limited (SCS) and Company have agreed on certain restrictions on Transfers, right of First Offer, tag-along rights, drag-along rights and preemptive rights on further issuance of shares, among other things, under an Investor Rights Agreement, ("Investor Rights Agreement") which is effective and enforceable Sections 2 to 7 of the Investor Rights Agreement are attached hereto as Schedule 2. Such provisions of Investor Rights Agreement shall be read as part of these Articles in conjunction and consistently with the registration rights of SARF under Articles 8, 11, 11A. Subject to Article 35A(3) and in the event of any inconsistencies between the other provisions of these Articles and any of the terms of the Investor Rights Agreement, the terms of the Investor Rights Agreement shall prevail and these Articles shall be so construed as to give effect to the provisions of the Investor Rights Agreement.

            3.  STOCKHOLDERS AND REGISTRATION RIGHTS AGREEMENTS UNAFFECTED

                Notwithstanding anything to the contrary contained in Articles 35A(1) and 35A(2), or elsewhere herein, the provisions of the following agreements entered into by the parties thereto are unaffected and shall remain effective and enforceable:

                a) The Share Subscription and Shareholders Agreement dated February 5, 1999 between South Asia Regional Fund, Satyam Computer Services Ltd., Mr B Ramalinga Raju and the Company (as amended on September 14, 1999); and

                b) The Registration Rights Agreement dated September 14, 1999 among South Asia Regional Fund, Sterling Commerce, Inc. and the Company;

    i.  ATTACH THE FOLLOWING DOCUMENTS TO THE ARTICLES OF ASSOCIATION AS UNDER

        Schedule 1.       REGISTRATION RIGHTS AGREEMENT
                          (Section 1 to 6 of the Agreement)

        Schedule 2.       INVESTOR RIGHTS AGREEMENT
                          (Section 2 to 7 of the Agreement)

    j.  ATTACH THE FOLLOWING TO THE ARTICLES OF ASSOCIATION AS UNDER

        Schedule 3.       RESERVED MATTERS
                          (As described in Article 19A)

        All references in this Schedule to "Sections" are references to the Sections of the Investor Rights Agreement.

        a) Any change in the capital structure of the Company or issue (other than pursuant to the ESOP) of further Equity Shares or equity interests or the creation of any Equity Share Equivalents or other rights to subscribe for, acquire or call for shares or redemption or purchase by the Company of Shares or a reduction in the Share capital of the Company or in any way alteration of the rights attaching to the Share Capital of the Company or increase in the authorised Share capital provided that the issuance of Equity Shares necessary to effect an Indian IPO fully underwritten by an internationally recognised investment bank may occur with the consent of SAIF, such consent not to be unreasonably withheld.

        b) The issue of any debenture or loan stock (secured or unsecured), the making of any loan, creation, renewal or extension of any borrowings or indebtedness by the Company or the granting of any credit or creation of any mortgage, charge, lien, encumbrance or other third party right over any of the Company's assets, or the entering into by the Company of any guarantee or indemnity or becoming a surety for any third party except:

                i)  in the ordinary course of the Business; and

                ii) as contemplated by a business plan of the Company approved by the Board of Directors; and provided that the total of all such indebtedness, guarantees and indemnities of the Company does not exceed US $2,000,000 (or its equivalent in other currencies).

        c) Appointing any Director of the Company or appointing any committee of the Board of Directors or delegating any of the powers of the board to any committee other than strictly in accordance with the Board of Directors and committee composition specified in these Articles (including without limitation, Section 7.14).

        d) The merger, acquisition or winding up of the Company or participation in any scheme of reconstruction or any settlement whatsoever involving the Company or liquidation or dissolution of the Company.

        e) Any acquisition of the whole or substantially the whole of the assets and undertaking of the Company or an acquisition by the Company of any part of (or the whole of) the issued share capital, stock, or interest or of the assets and undertakings (or any rights over the same) of another company.

        f) The assignment, sale or other disposal, lease or lending in any 12 month period of any asset or related group of assets of the Company having a net book value in aggregate of in excess of 10% of the net book value of the assets of the Company.

        g) The declaration of any dividend, distribution of Company's share capital or purchase, redemption or any kind of acquisition of any of the Company's shares or capital stock or any Equity Share Equivalents (other than pursuant to Section 3.2).

        h) The Company establishing or materially varying any share or share option plan for any director or employee of the Company. Any loan to or repayment of debts to Directors, officers or Affiliates of the Company except as may be agreed by SAIF prior to the date hereof and fully disclosed herein and standard expense reimbursement policies for non-material expenses.

        i) Any transaction by the Company with any shareholder or any associated Company of any shareholder or any directors of the Company and or the Related Parties of any of them involving consideration given or received in excess of US $100,000.

        j) Any change in the nature or material modification of the business undertaken by the Company."

7)  CHANGE OF NAME TO SIFY LIMITED.

    To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

    "RESOLVED that subject to the approval of the Central Government under
    Section 21 and other applicable provisions, if any, of the Companies Act, 1956, the name of the Company be changed from Satyam Infoway Limited to Sify Limited and accordingly the name "Satyam Infoway Limited" wherever it occurs in the Memorandum and Articles of Association of the Company be substituted by the name "Sify Limited"

8)  REAPPOINTMENT OF MR. R. RAMARAJ, MANAGING DIRECTOR.

    To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

    "RESOLVED that pursuant to the provisions of Sections 198, 269, 310,
    Schedule XIII of the Companies Act, 1956 and other applicable provisions, if any, and subject to the requirement of approval from the Central Government, if any, approval of Members be and is hereby granted for the reappointment of Mr. R. Ramaraj, Managing Director of the Company, for a further period of 5 (five) years with effect from 1st April, 2003 on a remuneration of Rs. 4,800,000 (Rupees Four Million Eight Hundred Thousand) per annum alongwith perquisites, as applicable, and the Board of Directors be and is hereby authorised to finalise the terms and conditions of the remuneration within the above limit."

                                                           By order of the Board
                                                      For SATYAM INFOWAY LIMITED

                                                                            Sd/-
Place: Secunderabad                                             R. RAMACHANDERAN
Date: October 4, 2002                                          Company Secretary



NOTES:

A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

An Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, is annexed hereto.

  EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE INDIAN COMPANIES ACT,
                                      1956

In accordance with Section 173(2) of the Indian Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to Shareholders of Extraordinary General Meeting of the Company to be held on December 9, 2002.

ITEM NO. 1

In the Supplemental Agreement dated 14 September, 1999 (modifying the main agreement dated February 5, 1999) Satyam Computer Services Limited, South Asia Regional Fund, B. Ramalinga Raju and the Company had agreed on the deletion of
Article 35A and certain other modifications to the Articles of Association to be carried out after the then proposed ADRs were issued. The proposal is to carry out the amendments as agreed between the parties.

Memorandum of interest

None of the Directors are interested or concerned in the said resolution.

ITEM NO. 2 AND 3

SAIF Investment Company Limited and Venture Tech Solutions Private Limited have evinced interest and agreed to invest in your Company. It is therefore desirable that the Authorized Capital be increased to enable your Directors to issue further Securities. The proposed increase in Authorized Capital would also enable the Company to raise additional capital. Your Directors propose to increase the Authorized Capital from Rs. 350 Million to Rs. 375 Million by a further creation of 2.5 Million Equity Shares of Rs. 10 each, which will rank pari passu in all respects with the existing Equity Shares in the Company. The proposed increase of Authorized Capital requires the approval of members in General Meeting.

Consequent upon the increase of Authorized Capital, the Company's Memorandum of Association will require alteration. The Board recommends that the resolution be passed.

Memorandum of interest

None of the Directors are interested or concerned in the said resolution.

ITEM NO. 4

SAIF Investment Company Limited and Venture Tech Solutions Private Limited have proposed to invest in your Company. In addition, it is felt that in the course of the expansion programmes envisaged, in the event the Directors of the Company feel the need to raise further funds for its expansion programmes, the Board of Directors would be able raise funds through the issue of further securities.

It is therefore proposed to obtain approval of members to enable the Directors of the Company to issue securities to raise further funds through private placement of securities, public issue, international offer or otherwise. The additional securities proposed to be issued shall not exceed 12,500,000 (Twelve Million Five Hundred Thousand) Equity Shares of Par Value Rs. 10 (Ten) each or up to such higher ceiling amounts as the members at the meeting may prescribe by modification of the resolution proposed.

The Company would be working out the modalities for its expansion and financing plans subject to compliance with the applicable requirements of the United States Securities and Exchange Commission, SEBI, RBI, Stock Exchanges and other statutory and regulatory bodies both domestic and foreign.

Further the resolution would enable the Board to raise funds not exceeding the specified limit in the local or international market, giving adequate flexibility and discretion to the Board to finalize the terms of offer, and to issue securities in such tranche or tranches, at such time or times, at such price or prices and to such persons including institutions or incorporated bodies and/or individuals or otherwise as the Board may, in its absolute discretion, deem fit.

As the modalities for the above issue(s) would be decided by the Board in consultation with various market experts/intermediaries, the issue price would be determined at the time of the issue depending upon the then prevailing market conditions and may be at a premium or discount to the market price, subject to the guidelines issued by SEBI/any other statutory authority in this regard from time to time.

The Board of Directors may issue the above securities in one or more tranches to various investors in India and abroad who may or may not be the existing members of the Company. As per the provisions of Section 81(1A) of the Indian Companies Act, 1956 for issuing shares to any person or persons other than the existing shareholders of the Company approval by means of a Special Resolution is required from the members of the Company.

The Board of Directors are to be authorised for the issuances of shares in accordance with the subscription arrangement with SAIF and Venture Tech (subject to appropriate residual discretion to the board) and the transactions related thereto, including without limitation the Investor Rights Agreement, in accordance with, and to the extent required, under the Company's Listing Agreement with Nasdaq; and approve such transactions, to the extent that such transactions could be construed to be a change in control of the Company for purposes of the listing requirements of Nasdaq.

Memorandum of interest

None of the Directors, other than Mr. C. Srinivasa Raju, are interested or concerned in the said resolution except to the extent of their shareholding.

ITEM NO. 5

The members have authorised the Board to devise and implement a detailed Stock Option Plan and allocate a requisite number of shares as stock options in accordance with applicable law. The members, for the implementation of such Stock Option Plan, had allocated a total of 1,200,000 (One Million Two Hundred Thousand) Equity Shares of Par Value Rs. 10 (Ten) each to be offered to the eligible associates, including employees and Directors, of our Company, its subsidiaries and associate companies.

For the long-term success of the Company and its associate companies and to retain, key employees and consultants of Satyam Infoway Limited and in order to provide additional incentive to Directors, key employees and consultants, it is proposed to enhance the participation under the stock option plan to eligible associates of Satyam Infoway Limited, its subsidiaries and associate companies. Hence it is proposed to allocate a further 633,000 (Six Hundred Thirty Three Thousand) Equity Shares of Par Value Rs. 10 (Ten) each in addition to the 1,200,000 (One Million Two Hundred Thousand) Equity Shares of Par Value Rs. 10
(Ten) each already allocated from the outstanding capital of the Company taking the total allocation to 1,833,000 (One Million Eight Hundred Thirty Three Thousand) Equity Shares of Par Value Rs. 10 (Ten) each.

Memorandum of interest

None of the Directors of the Company are directly interested or concerned in the resolution.

ITEM NO. 6

It is proposed to alter the existing Articles of Association of the Company, to incorporate the rights and obligations of the investors who have offered to participate in the Company who have agreed inter alia, to certain rights and obligations. These rights and obligations have to be incorporated as part of the Articles of Association of the Company. Sections 1 to 6 of Registration Rights Agreement and Sections 2 to 7 of the Investor Rights Agreement, which forms part of the Articles of Association, are attached hereto as Annexure I and Annexure 2.

The existing and proposed Memorandum and Articles of Association and the relevant agreements forming part of the Articles of Association, are open for inspection to the Members at the Registered Office of the Company between 10.00 a.m. to 1.00 p.m. on any working day, except holidays, until the date of General Meeting.

Memorandum of interest

None of the Directors are interested or concerned in the said resolution.

ITEM NO. 7

The Company was identified as SIFY for the first time with the investing community on its successful IPO and initial listing at NASDAQ market in October 1999.

The Company's online portal was known as Sify.com and has been well received by the consumers since August 24, 2000. Today the media in all its articles has presented the Company as Sify. The Company has also applied for trademark registration of "Sify" and "Sify.com".

In this background, it is now proposed to change the name of the Company from Satyam Infoway Limited to Sify Limited.

Memorandum of interest

None of the Directors of the Company are directly interested or concerned in the resolution.

ITEM NO. 8

At the Extraordinary General Meeting held on 3rd July 1998, members had approved the appointment of Mr. R. Ramaraj as Managing Director of the Company with effect from 1st April 1998 for a period of five years and the term expires on 31st March, 2003.

The Government, amended Schedule XIII of the Indian Companies Act, 1956, vide its notification dated 16th January, 2002. In line with the notification, and in accordance with the provisions of the Companies Act, 1956, it is proposed to reappoint Mr. R Ramaraj as Managing Director for a further period of five years with effect from 1st April, 2003 at a remuneration of Rs. 4,800,000 (Rupees Four Million Eight Hundred Thousand) plus perquisites as per Schedule XIII of the Indian Companies Act, 1956. The foregoing details may be treated as disclosure under Section 302 of the Companies Act.

The Board recommends the proposed resolution.

Memorandum of interest

Except for Mr. R. Ramaraj, Managing Director and Chief Executive Officer, none of the Directors are directly concerned or interested in the above resolution.

AS REQUIRED BY THE NOTIFICATION DATED 16TH JANUARY, 2002, THE FOLLOWING INFORMATION IS PROVIDED TO THE MEMBERS, IN CONNECTION WITH THE PROPOSED RESOLUTION FOR INCREASE IN REMUNERATION.

GENERAL INFORMATION:

NATURE OF INDUSTRY

Satyam Infoway Limited is the largest integrated Internet, Networks and e-Commerce Services Company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure.

DATE OR EXPECTED DATE OF COMMENCEMENT OF COMMERCIAL PRODUCTION

The Company was incorporated on 12th December, 1995 and commenced operation of private data network business in April 1998 and launched the Internet service operations and Internet portal website in November 1998.

IN CASE OF NEW COMPANIES, EXPECTED DATE OF COMMENCEMENT OF ACTIVITIES AS PER PROJECT APPROVED BY FINANCIAL INSTITUTIONS APPEARING IN THE PROSPECTUS.

Not applicable.

FINANCIAL PERFORMANCE BASED ON GIVEN INDICATORS - AS PER INDIAN GAAP

                                                                                             Figures
                                                                                      in Rs. million
YEAR                                1999             2000                 2001                 2002
Sales Revenue and                 103.86           775.67             1,588.32             1,498.52
Other Income

Net Profit / (Loss)              (205.59)         (282.52)           (2,206.71)           (7,123.16)
before tax

EXPORT PERFORMANCE AND NET FOREIGN EXCHANGE COLLABORATIONS

None

FOREIGN INVESTMENTS OR COLLABORATIONS, IF ANY

The Foreign holding in the share capital of Satyam Infoway Limited is as under:

FOREIGN HOLDING                                                          NUMBER              PERCENT
American Depository Shares                                            5,933,403                25.6%

South Asia Regional Fund                                              3,600,000                15.5%

Sterling Commerce                                                       481,000                 2.1%

Government of Singapore Inv. Corpn. Pte Ltd.                            347,200                 1.5%

TOTAL FOREIGN HOLDING                                                10,361,603                44.7%

INFORMATION ABOUT THE APPOINTEE :

BACKGROUND DETAILS

Mr. R. Ramaraj has served as Chief Executive Officer of Satyam Infoway Limited
(Sify) since April 1998. Mr. Ramaraj has served as a Director since August 1996, prior to which he was associated as an advisor to Sify since June 1996.

From 1992 to 1996, Mr. Ramaraj served as a Director of Sterling Cellular Limited, a mobile telephone company based in India. Mr. Ramaraj is a Director of Universal Print Systems Ltd., a publicly held printing company based in India. Mr. Ramaraj has also been invited to join the Board of RPG Cellular Services Ltd., as a Non-Executive Director.

Mr. Ramraj is a B.Tech from Madras University and a P.G.D.M. from IIM Calcutta. Under the leadership of Mr. Ramaraj, Sify has carved out a niche for itself in the Internet industry and has won several awards.

PAST REMUNERATION

Mr. R. Ramaraj's remuneration was restricted to an amount not exceeding Rs. 2,400,000 (Rupees Two Million Four Hundred Thousand Only) per annum plus perquisites, as per the then applicable limits prescribed under Schedule XIII of the Indian Companies Act, 1956.

In the Sixth Annual General Meeting held on June 17, 2002, the remuneration was revised to Rs. 4,800,000 (Rupees Four Million Eight Hundred Thousand Only) per annum plus perquisites, in accordance with the notification dated January 16, 2002.

RECOGNITION OR AWARDS

Mr. Ramaraj was awarded the prestigious Web Evangelist Award under the category of INTERNET PERSONALITY OF THE YEAR for the year 2000 in recognition for his outstanding contribution to the creation and nurturing of Internet space and its related opportunity areas.

JOB PROFILE AND HIS SUITABILITY

The business of Sify can broadly be divided into the following strategic units viz Enterprise Solutions, Consumer Access, Retail Internet Access, Portals and Web Hosting, each headed by a Business Head. These Business Heads report to the Chief Operating Officer, who along with the Chief Financial Officer report to Mr. Ramaraj. The management of the Company's operations vests with this team, headed by Mr. Ramaraj, as Chief Executive Officer.

Given the profile and experience, Mr. R. Ramaraj is best suited for Managing Director's position.

REMUNERATION PROPOSED

The proposal is to reappoint Mr. R. Ramaraj for a further period of five years with effect from 1st April, 2003 and to remunerate with a sum not exceeding Rs. 4,800,000 (Rupees Four Million Eight Hundred Thousand Only) plus perquisites as per Schedule XIII of the Indian Companies Act, 1956. The reappointment, on approval of the members, will be effective from 1st April 2003.

COMPARATIVE REMUNERATION PROFILE WITH RESPECT TO INDUSTRY, SIZE OF THE COMPANY, PROFILE OF THE POSITION AND PERSON (IN CASE OF EXPATRIATES THE RELEVANT DETAILS WOULD BE W.R.T THE COUNTRY OF HIS ORIGIN)

Sify is predominantly an Internet service provider with a comprehensive range of products and services. The operations of the Company are not comparable with others offering similar services as part of wider network of telecommunication services.

PECUNIARY RELATIONSHIP DIRECTLY OR INDIRECTLY WITH THE COMPANY, OR RELATIONSHIP WITH THE MANAGERIAL PERSONNEL, IF ANY.

The appointee is currently designated as Managing Director and remunerated in accordance with Schedule XIII of the Companies Act, 1956, as applicable in accordance with the notification dated 16th January, 2002. Apart from the foregoing, there is no other pecuniary relationship.

OTHER INFORMATION:

REASONS FOR LOSS OR INADEQUATE PROFITS

When Sify commenced its operations, the Internet industry in India was at a nascent stage, without any player having a successful business model. Sify developed a robust business model, which has proved to be extremely successful. However, its cost structure has been under severe pressure due to high cost of bandwidth, a significant constituent of the cost.

Sify has also not been able to increase the selling prices due to the prevailing low prices in a predominantly state controlled market. Sify has thus been incurring cash losses in the past.

STEPS TAKEN OR PROPOSED TO BE TAKEN FOR IMPROVEMENT

Sify has strived to increase its revenue by offering a variety of value added services like VoIP and VPN. Sify has also taken steps to increase the prices and its favourable impact on profitability would be felt in the future.

Sify has made significant efforts to procure bandwidth at a better price and has also taken aggressive measures to contain cost.

EXPECTED INCREASE IN PRODUCTIVITY AND PROFITS IN MEASURABLE TERMS

The market has been witnessing a favourable trend in terms of availability of bandwidth and a consequent price reduction in the major component of Sify's cost structure.

Towards achieving increased productivity and profits, Sify has entered new markets and also launched a comprehensive range of services.

The synergies obtained would enable Sify enhance revenues, reduce costs and move forward in its path to profitability.

                                                           By Order of the Board
                                                      For SATYAM INFOWAY LIMITED

                                                                            Sd/-
                                                                R. RAMACHANDERAN
                                                               Company Secretary

Place: Secunderabad
Date: October 4, 2002

                                   ANNEXURE I

                (SECTION 1 TO 6 OF REGISTRATION RIGHTS AGREEMENT)

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms shall have the meanings ascribed to them below:

"ADR Facility" means the ADR facility with the Depositary Bank established by the Company pursuant to the Deposit Agreement as amended or replaced from time to time.

"ADSs" means the American Depositary Shares issued under the Deposit Agreement, each of which presently represents one equity share, par value Rs.10 per share, of the Company.

"Agreement" shall have the meaning set forth in the preamble.

"Arbitration Board" shall have the meaning set forth in Section 6.13(a).

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York or Chennai, India are authorized or required by law or executive order to close.

"Closing Date" means the date on which the transactions contemplated by the SAIF Subscription Agreement are consummated.

"Commission" means the United States Securities and Exchange Commission or any successor agency then having jurisdiction to administer the Securities Act.

"Company" shall have the meaning set forth in the preamble.

"Controlling Persons" shall have the meaning set forth in Section 5.1.

"Damages" shall have the meaning set forth in Section 5.1.

"Demand Registration" means a registration of Registrable Securities under the Securities Act pursuant to a request made under Section 3.1(a).

"Deposit Agreement" means the agreement between the Company and the Depositary Bank in relation to the establishment of the ADR Facility, dated October 18, 1999, filed as an exhibit to the Company's registration statement on Form F-6, as amended or replaced from time to time.

"Depositary Bank" means Citibank, N.A., or any successor thereto as appointed under the Deposit Agreement.

"Disputes" shall have the meaning set forth in Section 6.14.

"Equity Shares" means the equity shares, par value Rs.10 per share, of the Company and any other equity securities representing, or received in exchange for, such equity shares, including, without limitation, American Depositary Shares.

"Equity Share Equivalents" means any security or obligation which is by its terms, directly or indirectly convertible into or, exchangeable or exercisable for Equity Shares, and any option, warrant or other subscription or purchase right with respect to the Equity Shares or any Equity Share Equivalent.

"Existing Agreement" shall have the meaning set forth in the Recitals.

"Holder" shall mean (a) a holder of Registrable Securities entitled to rights and subject to obligations hereunder, with the initial Holder being SAIF and (b) to the extent provided in the Existing Agreement or

Section 3.4 of this Agreement, SARF (it being recognized that additional parties may be admitted as Holders hereunder pursuant to Section 3.5).

"ICC" shall have the meaning set forth in Section 6.13(a).

"Indemnified Party" shall have the meaning set forth in Section 5.3.

"Indemnifying Party" shall have the meaning set forth in Section 5.3.

"Liquidated Damages" shall have the meaning set forth in Section 2.3.

"NASD" shall have the meaning set forth in Section 4.1(j).

"Piggy-Back Registration" shall have the meaning set forth in Section 3.2.

"Registrable Security" means each Equity Share until (i) it has been effectively registered under the Securities Act and disposed of pursuant to an effective registration statement, (ii) it is sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, including a sale pursuant to the provisions of Rule 144(k), (iii) it has been otherwise transferred and the certificate or other evidence of ownership for it is not required to bear a restricted legend and it may be resold by the person receiving such certificate without registration under the Securities Act or (iv) the Holder thereof ceases to hold at least one percent (1.0%) of the outstanding Equity Shares and all of such Holder's Equity Shares may be resold in one 90-day period without (x) a volume limitation or (y) reliance on Rule 144(k).

"Registration Effectiveness Default" shall have the meaning set forth in Section 2.3.

"Registration Expenses" shall have the meaning set forth in Section 4.6.

"Rules" shall have the meaning set forth in Section 6.13(a).

"SAIF" shall have the meaning set forth in the preamble.

"SAIF Shelf Registration Statement" shall have the meaning set forth in Section 2.1.

"SAIF Subscription Agreement" shall have the meaning set forth in the Recitals.

"SARF" shall have the meaning set forth in the preamble.

"SARF Subscription Agreement" shall have the meaning set forth in the Recitals.

"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Sterling Commerce" has the meaning set forth in the preamble.

"Suspension Period" shall have the meaning set forth in Section 2.2.

"Underwriter" means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering or other transaction.

Section 1.2 Interpretation. In this Agreement, unless the context otherwise requires:

a) Accounts. Any reference to a balance sheet, profit and loss statement or other financial statement or accounts shall include a reference to any note thereto.

b) Directly or Indirectly. The phrase "directly or indirectly" means directly, or indirectly through one or more intermediate persons or through contractual or other legal arrangements, and "direct or indirect" has the correlative meaning.

c) Gender and Number. Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

d) Headings. Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.

e) Include not Limiting. "Include," "including," "are inclusive of" and similar expressions are not expressions of limitation and shall be construed as if followed by the words "without limitation."

f) Statutory References. A reference to a statute or statutory provision includes, to the extent applicable at any relevant time: (i) that statute or statutory provision as from time to time consolidated, modified, re-enacted or replaced by any other statute or statutory provision; (ii) any repealed statute or statutory provision which it re-enacts (with or without modification); and (iii) any subordinate legislation or regulation made under the relevant statute or statutory provision.

g) Time. If a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day. If the day on or by which something must be done is not a Business Day, that thing must be done on or by the Business Day immediately following such day. References to a time of day shall be references to Indian Standard time.

h) Share Calculations. In calculations of share numbers, (i) references to a "fully diluted basis" mean that the calculation is to be made assuming that all outstanding options, warrants and other Equity Share Equivalents (whether or not by their terms then currently convertible, exercisable or exchangeable), have been so converted, exercised or exchanged and (ii) references to a "non-diluted basis" mean that the calculation is to be made taking into account only Equity Shares then in issue.

ARTICLE II

SHELF REGISTRATION STATEMENT

SECTION 2.1 REGISTRATION STATEMENT. On the Closing Date, the Company shall release for filing with the Commission a registration statement on the appropriate form (the "SAIF Shelf Registration Statement") covering the resale to the public by SAIF of the Registrable Securities purchased by SAIF pursuant to the SAIF Subscription Agreement, such registration statement to be filed on the Business Day after the Closing Date. The Company shall use its reasonable best efforts (subject to the receipt of necessary information from SAIF) to cause the SAIF Shelf Registration Statement to (i) be declared effective by the Commission within 90 days after the Closing Date after the Closing Date or as soon thereafter as reasonably practicable and in any event within 120 days of the Closing Date, and (ii) remain effective until the first to occur of (w) termination of this Agreement in accordance with the Section 6.10, (x) such time as all of the Registrable Securities covered by the SAIF Shelf Registration Statement have been sold pursuant thereto, (y) the securities registered pursuant to the Shelf Registration Statement shall cease to be Registrable Securities and (z) the 42-month anniversary of the Closing Date; provided, however, that in the event that the Company suspends the use of the SAIF Shelf Registration Statement for a period in excess of 90 days in any twelve-month period pursuant to Section 2.2, then the date until which the Company shall be obligated to keep the SAIF Shelf Registration Statement effective pursuant to this clause (z) shall be extended on a day-for-day basis to the extent that any such suspensions exceeded such 90-day periods. Thereafter, the Company shall be entitled to withdraw the SAIF Shelf Registration Statement and SAIF shall have no further right to offer or sell any Registrable Securities pursuant to the SAIF Shelf Registration Statement (or any prospectus relating thereto). The Registrable Securities subject to the SAIF Shelf Registration Statement shall not be underwritten unless the Company shall otherwise consent in its sole discretion (which consent shall not be unreasonably withheld), in which case SAIF shall select one or more nationally recognized firms of investment bankers to act as the book-running managing Underwriter or Underwriters in connection with such offering and shall select any additional investment bankers and managers to be used in connection with the offering; provided that such investment bankers and managers must be reasonably satisfactory to the Company.

SECTION 2.2 NOTICE PROCEDURES. SAIF shall provide written notice to the Company of any proposed sale of Registrable Securities pursuant to the SAIF Shelf Registration Statement at least five Business Days' prior to any such sale. Notwithstanding any other provision of this Agreement, if the Company reasonably determines that continued use by SAIF of the SAIF Shelf Registration Statement would (a) require the disclosure of material non-public information concerning the Company, which disclosure would be reasonably expected to materially adversely affect the Company or (b) prevent, delay or otherwise adversely affect the Company from making an offering of equity securities for its own account (which offering the Company has a good faith intention to consummate), then the right of SAIF to use the SAIF Shelf Registration Statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Securities pursuant thereto shall be suspended for a period (the "Suspension Period"), provided that the aggregate number of days covered by Suspension Periods shall not exceed an aggregate of 110 days in any twelve month period. In the event that the Company receives written notice from SAIF with regard to a proposed sale of Registrable Securities during any Suspension Period, the Company shall provide written notice thereof to SAIF within three Business Days after receipt of such notice from SAIF. During the Suspension Period, SAIF shall not offer or sell any Registrable Securities pursuant to or in reliance upon the SAIF Shelf Registration Statement (or the prospectus relating thereto). The Company shall not be required to disclose to SAIF the reasons for requiring a suspension of sales under the SAIF Shelf Registration Statement, and SAIF shall not disclose to any third party the existence of any such suspension. The Company agrees that, as promptly as practicable after the consummation, abandonment or public disclosure of the event or transaction that caused the Company to suspend the use of the SAIF Shelf Registration Statement (and the prospectus relating thereto) pursuant to this Section 2.2, the Company will provide SAIF with a revised prospectus, if required, and will notify SAIF of its ability to effect offers or sales of Registrable Securities pursuant to or in reliance upon the SAIF Shelf Registration Statement.

SECTION 2.3 LIQUIDATED DAMAGES. The parties agree that SAIF will suffer damages if the Company fails to fulfill its obligation under Section 2.1 promptly and diligently to obtain effectiveness of the SAIF Shelf Registration Statement and that it would not be feasible to ascertain the extent of such damages. Accordingly, if the Commission fails to declare the SAIF Shelf Registration Statement effective within 120 days of the Closing Date for any reason (such event, a "Registration Effectiveness Default"), then the Company shall pay, as liquidated damages and not as a penalty, to SAIF, an amount equal to (i) $583 per day for each day after the 120-day anniversary of the Closing Date and through and including the 150-day anniversary of the Closing Date that the SAIF Shelf Registration Statement has not been declared effective by the Commission;
(ii) $3,000 per day for each day after the 150-day anniversary of the Closing Date and through and including the 180-day anniversary of the Closing Date that the SAIF Shelf Registration Statement has not been declared effective by the Commission, and (iii) $5,000 per day for each day after the 180-day anniversary of the Closing Date that the SAIF Shelf Registration Statement has not been declared effective by the Commission ("Liquidated Damages"). The payment of Liquidated Damages shall constitute the sole and exclusive remedy in damages for a Registration Effectiveness Default.

ARTICLE III

ADDITIONAL REGISTRATION RIGHTS

SECTION 3.1 DEMAND REGISTRATION

(a) Request for Registration. Subject to Section 4.7, at any time after the date hereof, (i) SAIF may make two written requests for a Demand Registration pursuant to a registration statement on the appropriate form and (ii) in the event the Company is eligible to use Form F-3 in connection with a Demand Registration, SAIF may make two additional written requests for a Demand Registration pursuant to a registration statement on Form F-3. Any subsequently identified Holder may be allocated the right to demand registration hereunder by the Company so long as no reduction is made in the demand rights allocated to SAIF. The request for a Demand Registration shall specify the number of Registrable Securities proposed to be sold (which shall be at least the lesser of (i) U.S. $3.5 million in fair market value (or in the event of a registration statement on Form F-3, $1.0 million in fair market value) or (ii) in the case of SAIF, all Equity Shares then beneficially owned by it, and will also specify the intended method of disposition thereof. The Company shall not be required to keep any shelf registration requested pursuant to a Demand Registration continuously effective for more than 120 days.

(b) Effective Registration. A registration will not be deemed to have been effected as a Demand Registration unless it has been declared effective by the Commission and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided that if, after it has become effective, the offering of Registrable Securities pursuant to such registration is or becomes the subject of any stop order, injunction or other order or requirement of the Commission or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of Registrable Securities pursuant to the registration (for any reason other than the acts or omissions of the Holder who commenced the Demand Registration), such registration will be deemed not to have been effected. If (i) a registration requested pursuant to this Section 3.1 is deemed not to have been effected, (ii) the registration requested pursuant to this Section 3.1 does not remain effective for a period of at least 120 days beyond the effective date thereof or until the earlier consummation of the distribution by the Holder who commenced the Demand Registration of the Registrable Securities included in such registration statement by it or (iii) the number of Registrable Securities offered are reduced by 10% or more pursuant to clause (z) of Section 3.3(a), then such registration statement shall not count as a Demand Registration pursuant to Section 3.1(a) and the Company shall continue to be obligated to effect the registrations pursuant to this Section 3.1 as though the request for such Demand Registration had never been made. At the request of the Holder who commenced the Demand Registration, the Company shall withdraw the Demand Registration at any time prior to the time it becomes effective, provided that such Holder shall reimburse the Company for all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred prior to such withdrawal and shall thereafter be entitled to the Demand Registration rights that existed prior to such withdrawal.

(c) Selection of Underwriter. If the Holder commencing the Demand Registration so elects, the offering of Registrable Securities pursuant to a Demand Registration shall be in the form of an underwritten offering. The Holder commencing the Demand Registration shall select one or more nationally recognized firms of investment bankers to act as the book-running managing Underwriter or Underwriters in connection with such offering and shall select any additional investment bankers and managers to be used in connection with the offering; provided that such investment bankers and managers must be reasonably satisfactory to the Company.

(d) Price Determination. In connection with a Demand Registration under this
    Section 3.1 only, the Holders participating in the Demand Registration shall have the sole right to determine the offering price per share and underwriting discount, if applicable, in connection with any resales of Registrable Securities by them, after consultation with the Company and due regard for the Company's views relating thereto.

SECTION 3.2 PIGGY-BACK REGISTRATION. If at any time the Company proposes to file a registration statement under the Securities Act with respect to an offering by the Company for its own account or for the account of any security holders of any class of its equity securities for cash, including without limitation, a registration statement filed in response to a request for Demand Registration pursuant to Section 3.1 (other than (a) the SAIF Shelf Registration statement,
(b) a registration statement filed in connection with a business combination or an exchange offer, (c) an offering of securities solely to the Company's existing security holders or (d) an offering related to any compensatory benefit plan, to which this Section 3.2 shall not apply), then the Company shall give written notice of such proposed filing to each Holder as soon as practicable (but in no event less than 14 days before the anticipated filing date), and such notice shall offer each other Holder the opportunity to register such number of Registrable Securities as such Holder may request (which request shall specify the Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof) (a "Piggy-Back Registration").

The Company shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested by each other Holder to be included in a Piggy-Back Registration to be included on the same terms and conditions as any similar securities of the Company or any other security holder included therein and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method of distribution thereof. A Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this Section 3.2 by giving written notice to the Company of its request to withdraw.

No registration effected under this Section 3.2, and no failure to effect a registration under this Section 3.2, shall relieve the Company of its obligations pursuant to Section 3.1, and no failure to effect a registration under this Section 3.2 and to complete the sale of Equity Shares in connection therewith shall relieve the Company of any other obligation under this Agreement.

SECTION 3.3 REDUCTION OF OFFERING.

(a) Demand Registration. As provided for in Section 3.2, the Company may include in a Demand Registration Equity Shares for the account of the Company, the other Holders or other holders thereof exercising contractual piggy-back or demand rights, on the same terms and conditions as the Registrable Securities to be included therein for the account of the Holder commencing the Demand Registration; provided, however, that (i) if the managing Underwriter or Underwriters of any underwritten offering described in Section 3.1 have informed the Company in writing that it is their opinion that the total number of Equity Shares which the Company and the Holders and any other holders participating therein intend to include in such offering is such as to materially and adversely affect the success of such offering, then (x) the number of Equity Shares to be offered for the account of such other holders (if any) shall be reduced (to zero, if necessary), in the case of this clause (x) pro rata in proportion to the respective number of Equity Shares requested to be registered, (y) thereafter, if necessary, the number of Equity Shares to be offered for the account of the Company (if any) shall be reduced (to zero, if necessary) and
    (z) thereafter, if necessary, the number of Equity Shares to be offered for the account of the Holders (including the Holder commencing the Demand Registration) shall be reduced pro rata in proportion to the respective number of Equity Shares requested to be registered to the extent necessary to reduce the total number of Equity Shares requested to be included in such offering to the number of Equity Shares, if any, recommended by such managing Underwriters and (ii) if the offering is not underwritten, no other party, including the Company, shall be permitted to offer securities under any such Demand Registration unless the Holder commencing the Demand Registration consents to the inclusion of such Equity Shares therein, such consent not to be unreasonably withheld.

(b) Piggy-Back Registration. Subject to the provisions of Section 3.4(b), if the managing Underwriter or Underwriters of any underwritten offering described in Section 3.2 have informed the Company in writing that it is their opinion that the total number of Equity Shares that the Company and the Holders and any other Persons desiring to participate in a registration other than a Demand Registration intend to include in such offering is such as to materially and adversely affect the success of such offering, then the number of Equity Shares to be offered for the account of the Holders and all such other Persons (other than the Company) participating in such registration shall be reduced (to zero if necessary) or limited pro rata in proportion to the respective number of Equity Shares requested to be registered to the extent necessary to reduce the total number of Equity Shares requested to be included in such offering to the number of Equity Shares, if any, recommended by such managing Underwriters; provided, however, that if such offering is effected for the account of any security holder of the Company other than a Holder pursuant to the demand registration rights of such security holder, then (x) the number of Equity Shares to be offered for the account of the Company (if any) shall be reduced (to zero, if necessary) and (y) thereafter, if necessary, the number of Equity Shares to be offered for the account of the Holders and any other holders that have requested to include Equity Shares in such registration (but not such security holders who have exercised their demand registration rights) shall be reduced (to zero, if necessary), in the case of this clause
    (y) pro rata in proportion to the respective number of Equity Shares requested to be registered, to the extent necessary to reduce the total number of Equity Shares requested to be included in such offering to the number of Equity Shares, if any, recommended by such managing Underwriters.

SECTION 3.4 EXISTING AGREEMENT; TREATMENT OF SARF

(a) The Holders acknowledge that they shall not have any rights under the Existing Agreement, including without limitation, in connection with any purported assignment of rights thereunder. In connection with the acquisition of the Sterling Commerce Shares by Venture Tech, the Sterling Commerce Shares shall no longer be covered by, and neither Venture Tech nor any subsequent holder of the Sterling Commerce Shares shall have any rights under, the Existing Agreement.

(b) The Holders acknowledge that, by the terms of the Existing Agreement, SARF is eligible to be treated as a "Holder" hereunder for purposes of being included as a Holder in any offering described in Section 3.1 or 3.2 of this Agreement (including, without limitation, for purposes of any "Reduction of Offering" by the terms of Section 3.3). Notwithstanding the foregoing and the provisions of Section 3.3(b), in the event of a piggy-back registration under Section 3.2 in which SARF is eligible under applicable law to sell Registrable Securities, it is expressly agreed that the rights of the Holders to include Registrable Securities in such registration shall be subordinated to the rights of SARF to include Registrable Securities in such registration pursuant to the provisions of the Existing Agreement.

SECTION 3.5 ADDITIONAL HOLDERS. The Company may from time to time designate additional persons that, upon the execution of a counterpart signature page hereto, shall be deemed to be "Holders" for purposes of this Agreement, provided that no such additional Holders shall have any rights of any sort whatsoever under Article II or in respect of the SAIF Shelf Registration Statement.

ARTICLE IV

REGISTRATION PROCEDURES

SECTION 4.1 FILINGS; INFORMATION. In connection with the registration of Registrable Securities pursuant to Section 2.1 or 3.1, the Company will use its reasonable best efforts (subject to receipt of necessary information from the applicable Holders) to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such registration:

(a) Filing. The Company will as expeditiously as reasonably practicable (and with respect to the SAIF Shelf Registration Statement, within one Business Day after the Closing Date) prepare and file with the Commission a registration statement on an appropriate form for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof. With respect to the SAIF Shelf Registration Statement, the Company shall use reasonable best efforts to cause such filed registration statement to become and remain effective for the periods specified in Sections 2.1 and 2.2. With respect to a Demand Registration, the Company shall use its reasonable best efforts to cause such filed registration statement to become and remain effective for a period of not less than 120 days (or such shorter period as is required to complete the distribution of the Equity Shares); provided that the Company may postpone the filing of a registration statement with respect to a Demand Registration for a period of not more than 120 days from the date of receipt of the request in accordance with Section 3.1 if the Company reasonably determines that such a filing would (i) require the disclosure of material non-public information concerning the Company, which disclosure would be reasonably expected to materially adversely affect the Company or (ii) prevent, delay or otherwise adversely affect the Company from making an offering of equity securities for its own account (which offering the Company has a good faith intention to consummate) in which case the Holders shall have the piggy-back registration rights set forth in Section 3.2; provided that the Company shall only be entitled to postpone any such filing two times in any twenty-four month period. The Company shall not be required to disclose to any Holder the reasons for postponing the filing of a registration Statement, and the Holders shall not disclose to any third party the occurrence of any such postponement. If the Company postpones the filing of a Registration Statement, it shall promptly notify the Holders in writing when the events or circumstances permitting such postponement have ended.

(b) Amendments and Supplements. The Company will as expeditiously as reasonably practicable prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement continuously effective for a period of not less than 120 days or such shorter period which will terminate when all securities covered by such registration statement have been sold (and with respect to the SAIF Shelf Registration Statement for the period specified in Sections 2.1 and 2.2) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the Holders participating therein as set forth in such registration statement.

(c) Review of Filings. Upon request, the Company will, prior to filing a registration statement or prospectus or any amendment or supplement thereto, furnish to each Holder participating in such offering, counsel representing each Holder (if requested), and each Underwriter, if any, of the Registrable Securities covered by such registration statement copies of such registration statement as proposed to be filed, together with exhibits thereto, which documents will be subject to review and comment by the foregoing (and the Company and its counsel shall give due regard to such comments) promptly after delivery, and thereafter furnish to such Holders, counsel and Underwriter, if any, for their review and comment such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents or information as such Holder, counsel or Underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the participating Holders.

(d) Notice of Certain Events. After the filing of the registration statement, the Company will promptly notify each Holder participating in such offering, and (if requested by any Holder) confirm such notice in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to a registration statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a registration statement or related prospectus or for additional information, (iii) of the issuance by the Commission or any other Federal or state governmental authority of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (iv) if at any time when a prospectus is required by the Securities Act to be delivered in connection with sales of the Registrable Securities the representations and warranties of the Company contained in any agreement contemplated by Section 4.1(h) (including any underwriting agreement) cease to be true and correct in all material respects, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the happening of any event which makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in a registration statement, prospectus or documents incorporated therein by reference so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vii) of the Company's reasonable determination that a supplement to a prospectus or a post-effective amendment to a registration statement would be necessary.

(e) Blue Sky Qualification. The Company will use its reasonable best efforts to
    (i) register or qualify the Registrable Securities under such other securities or blue sky laws of such jurisdictions in the United States as the Holders participating in the offering reasonably (in light of the intended plan of distribution) requests and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the participating Holders to consummate the disposition of the Registrable Securities owned by them; provided that the Company will not be required to
    (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

(f) No Stop Orders. The Company will take all reasonable actions required to prevent the entry, or obtain the withdrawal, of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any Registrable Securities for sale in any jurisdiction, at the earliest moment.

(g) Updating. Upon the occurrence of any event contemplated by paragraph 4.1(d)(iv), (vi) or (vii) above (but subject to Sections 2.2 and 4.1(a)), the Company will (i) prepare a supplement or post-effective amendment to such registration statement or a supplement to the related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) promptly make available to the Holders any such supplement or amendment.

(h) Company Agreements. The Company will enter into customary agreements (including, if applicable, an underwriting agreement in customary form and which is reasonably satisfactory to the Company) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities in accordance with this Agreement and applicable legal requirements.

(i) Opinions. In the case of an underwritten offering, the Company will furnish to each Holder participating in the offering and to each Underwriter, if any, a signed counterpart, addressed to such Holder or Underwriter, of (i) an opinion or opinions of counsel to the Company, and (ii) a comfort letter or comfort letters from the Company's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letter, as the case may be, as such Holder(s) or the managing Underwriter therefor reasonably requests so long as consistent with the professional standards then applicable to such letters.

(j) Listing. The Company will use its reasonable best efforts (a) to cause any class of Registrable Securities (including, as appropriate, related American Depositary Shares) to be listed on a U.S. national securities exchange (if such Equity Shares are not already so listed) and on each additional U.S. national securities exchange on which similar securities issued by the Company are then listed (if any), if the listing of such Registrable Securities is then permitted under the rules of such exchange or (b) to secure designation of all such Registrable Securities covered by such registration statement as a Nasdaq "national market system security" within the meaning of Rule 11Aa2-1 of the Commission or, failing that, to secure Nasdaq authorization for such Registrable Securities and, without limiting the generality of the foregoing, to use its reasonable best efforts to arrange for at least two market makers to register as such with respect to such Registrable Securities with the National Association of Securities Dealers, Inc. (the "NASD").

SECTION 4.2 HOLDER INFORMATION. The Company may require each Holder participating in an offering covered by this Agreement to furnish promptly in writing to the Company such information regarding the Holder, the distribution of the Registrable Securities by such Holder as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration including, without limitation, all such information as may be requested by the Commission or the NASD. The Company may delay or withdraw such registration, or exclude a Holder from participating, if a Holder fails to provide such information.

SECTION 4.3 SUSPENSION. Each Holder agrees that in connection with any Demand Registration or Piggy-Back Registration, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 4.1(d)(iii), (iv), (v), (vi) and (vii) hereof, the Holder will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.1(g) hereof, and, if so directed by the Company, each Holder will deliver to the Company all copies, other than permanent file copies, then in such Holder's possession of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective (including the period referred to in Section 4.1(a) hereof) by the number of days during the period from and including the date of the giving of notice pursuant to Section 4.1(d)(iii),
(iv), (v), (vi) or (vii) hereof to the date when the Company shall make available to the Holder(s) a prospectus supplemented or amended to conform with the requirements of Section 4.1(g) hereof.

No Holders shall disclose to any third party the happening of any event of the kind described in Sections 4.1(d)(iii), (iv), (v), (vi) and (vii) or the receipt of any notice from the Company in respect thereof.

SECTION 4.4 PIGGY-BACK REGISTRATION PROCEDURES. In connection with any registration of Registrable Securities pursuant to Section 3.2, the Company will take the actions contemplated by paragraphs (c), (d), (e), (i) and (j) of
Section 4.1 above.

SECTION 4.5 MARKETING EFFORTS. In connection with any underwritten Demand Registration pursuant to Section 3.1, the Company will participate in a reasonable manner in any marketing efforts reasonably requested by the underwriters.

SECTION 4.6 REGISTRATION EXPENSES. In connection with a Demand Registration pursuant to Section 3.1 hereof and any registration statement filed pursuant to
Section 3.2 hereof, the Company shall pay the following registration expenses incurred in connection with the registration hereunder (the "Registration Expenses"): (i) all registration and filing fees, (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) printing expenses, (iv) the Company's internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and all fees and expenses incident to the performance of or compliance with this Agreement by the Company, (v) the fees and expenses incurred in connection with the listing of the Registrable Securities, (vi) reasonable fees and disbursements of counsel for the Company, (vii) in connection with a Demand Registration pursuant to Section 3.1 only, reasonable fees and disbursements of counsel for the Holder commencing the demand registration (not to exceed $40,000 in the aggregate), (viii) customary fees and expenses for independent certified public accountants retained by the Company (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters in customary form if such letter may be rendered under then-applicable standards of professional conduct), and (ix) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration. The Company shall have no obligation to pay (A) any fees and expenses of counsel for the Holders (except as specified in clause (vii) above), or (B) any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities.

SECTION 4.7 LIMITATION. Notwithstanding any other provision of this Agreement, the Company's obligations under this Agreement to register Registrable Securities shall apply only with respect to jurisdictions where such registration enables the Holder thereof to sell such Registrable Securities in accordance with applicable law. The parties acknowledge that, as of the date of this Agreement, the only established market for the trading of the Company's equity securities is on Nasdaq through the ADR Facility.

ARTICLE V

INDEMNIFICATION AND CONTRIBUTION

SECTION 5.1 INDEMNIFICATION BY THE COMPANY. The Company agrees to indemnify and hold harmless each Holder, its officers, directors, employees and agents, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, officers, directors, employees and agents of such controlling Person (collectively, the "Controlling Persons"), from and against any loss, claim, damage, liability, reasonable attorneys' fees, cost or expense and costs and expenses of investigating and defending any such claim (collectively, the "Damages"), joint or several, and any action in respect thereof to which any such Holder, its officers, directors, employees and agents, and any such Controlling Person may become subject under the Securities Act or otherwise, insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities or any preliminary prospectus, or arises out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to the Company by such Holder or Control Person expressly for use therein, and shall reimburse, as incurred, each Holder, its officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by such Holder, its officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings; provided, however, that the Company shall not be liable to a Holder to the extent that (a) any such Damages arise out of or are based upon an untrue statement or omission made in any preliminary prospectus if (i) the Holder failed to send or deliver a copy of the final prospectus with or prior to the delivery of written confirmation of the sale by or on behalf of the Holder to the Person asserting the claim from which such Damages arise, and (ii) the final prospectus would have corrected such untrue statement or such omission; or (b) any such Damages arise out of or are based upon an untrue statement or omission in any prospectus if (x) such untrue statement or omission is corrected in an amendment or supplement to such prospectus, and (y) having previously been furnished by or on behalf of the Company with copies of such prospectus as so amended or supplemented, the Holder thereafter fails to deliver such prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the Person asserting the claim from which such Damages arise.

SECTION 5.2 INDEMNIFICATION BY HOLDERS. Each Holder agrees to indemnify and hold harmless the Company, along with its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, officers, directors, employees and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to the Holders, but only with reference to information related to such Holder, or its plan of distribution, either (a) furnished in writing by the Holder or on its behalf expressly for use in any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus, or (b) omitted by the Holder from any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus, and necessary to make the statements contained therein with respect to the Holder or its plan of distribution not misleading. In case any action or proceeding shall be brought against the Company or its officers, directors, employees or agents or any such controlling Person or its partners, officers, directors, employees or agents, in respect of which indemnity may be sought against a Holder, such indemnifying Holder shall have the rights and duties given to the Company, and the Company or its officers, directors, employees or agents, controlling Person, or its partners, officers, directors, employees or agents, shall have the rights and duties given to such Holder, under Section 5.1. Each Holder also agrees to indemnify and hold harmless any other Person selling Registrable Securities and their respective officers and directors and each Person who controls each other such other Person on substantially the same basis as that of the indemnification of the Company provided in this Section 5.2. In no event shall the liability of any Holder be greater in amount than the dollar amount of the proceeds (net of payment of all expenses) received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

SECTION 5.3 CONDUCT OF INDEMNIFICATION PROCEEDINGS. Promptly after receipt by any Person in respect of which indemnity may be sought pursuant to Section 5.1 or 5.2 (an "Indemnified Party") of notice of any claim or the commencement of any action, the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an "Indemnifying Party") notify the Indemnifying Party in writing of the claim or the commencement of such action, provided that the failure to notify the Indemnifying Party shall not relieve it from any liability except to the extent of any material prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party; provided, that the Indemnifying Party acknowledges, in a writing in form and substance reasonably satisfactory to such Indemnified Party, such Indemnifying Party's liability for all Damages of such Indemnified Party to the extent specified in, and in accordance with this
Article V. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of the Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties, or for fees and expenses that are not reasonable. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent, which consent will not be unreasonably withheld.

SECTION 5.4 CONTRIBUTION. If the indemnification provided for in this Article V is unavailable to the Indemnified Parties in respect of any Damages referred to herein, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the Damages referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5.4, no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of the Holder were offered to the public (less underwriting discounts and commissions) exceeds the amount of any damages which the Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

The indemnity, contribution and expense reimbursement obligations contained in this Article V are in addition to any liability any Indemnifying Party may otherwise have to an Indemnified Party or otherwise. The provisions of this
Article V shall survive for a period equal to the statute of limitations of the underlying claim under applicable law, notwithstanding any transfer of the Registrable Securities by a Holder or any termination of this Agreement.

ARTICLE VI

MISCELLANEOUS

SECTION 6.1 PARTICIPATION IN UNDERWRITTEN REGISTRATIONS. No Person may participate in any underwritten registration hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and these registration rights; provided that (i) a Holder shall not be required to make any representations or warranties except those which relate solely to such Holder and its intended method of distribution, and (ii) the liability of a Holder to any Underwriter under such underwriting agreement will be limited to liability arising from misstatements or omissions regarding such Holder and its intended method of distribution and any such liability shall not exceed an amount equal to the amount of net proceeds the Holder derives from such registration; provided, however, that in an offering by the Company in which a Holder requests to be included in a Piggy-Back Registration, the Company shall use its reasonable best efforts to arrange the terms of the offering such that the provisions set forth in clauses (i) and (ii) of this Section 6.1 are true; provided further, that if the Company fails in its reasonable best efforts to so arrange the terms, the Holder may withdraw all or any part of its Registrable Securities from the Piggy-Back Registration and the Company shall reimburse the withdrawing Holder for all reasonable out-of-pocket expenses (including reasonable out-of-pocket counsel fees and expenses) incurred prior to such withdrawal.

SECTION 6.2 AMENDMENT AND MODIFICATION. Any provision of this Agreement may be waived, provided that such waiver is set forth in a writing executed by the party against whom the enforcement of such waiver is sought. Except for a waiver applicable to a single party and consented to by that party, this Agreement may not be amended, modified or supplemented other than by a written instrument signed by the Company and SAIF. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

SECTION 6.3 SUCCESSORS AND ASSIGNS; ENTIRE AGREEMENT.

(a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as otherwise specifically permitted pursuant to this Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Company without the prior written consent of SAIF. The rights to cause he Company to register securities granted to any party hereto under this Agreement may be assigned to a transferee or assignee of Registrable Securities by such party, provided that (i) such transfer may otherwise be effected in accordance with applicable securities laws and any agreements to which the transferee is a party, (ii) notice of such assignment is given to the Company (which notice shall include the name and address of the transferee or assignee and identify the Registrable Securities with respect to which rights are to be transferred or assigned),
    (iii) such transferee or assignee (x) is a subsidiary, affiliated partnership, affiliate or partner of such party or (y) acquires from such party at least 250,000 Equity Shares constituting Registrable Securities (subject to adjustment for stock splits, combinations, dividends and similar transactions occurring after the date hereof) and (d) such transferee agrees in writing to be bound hereby. If a Holder shall acquire additional Equity Shares, such Equity Shares shall, except as otherwise expressly provided herein, be held subject to (and entitled to all the benefits of) all of the terms of this Agreement.

(b) This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

SECTION 6.4 SEPARABILITY. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

SECTION 6.5 NOTICES. All notices and other communications provided for or permitted hereunder shall be made by hand-delivery, telecopier, or overnight air courier guaranteeing next day delivery:

(a) if to SAIF, at c/o SB Asia Infrastructure Fund, L.P., Suite 2115-2118, Two Pacific Place, 88 Queens Way, Hong Kong, Attention Brandon H.P. Lin, Esq.,
    Fax: (852) 2234-9116, with a copy to Paul, Weiss, Rifkind, Wharton & Garrison, 12 th Floor, Hong Kong Club Building, 3A Chater Road Central, Hong Kong, Attention, Michael Reede, Fax (852) 2536-9622; and

(b) if to the Company, at Tidel Park, 2 nd Floor, No. 4, Canal Bank Road, Taramani, Chennai -- 600 113, India, with a copy to IInd Floor, Mayfair Centre, 1-8-303/36, S.P. Road, Secunderabad -- 500 003, India, with a copy to M.G. Ramachandran, B 12 Kalindi Colony, New Delhi -- 110 065, India, and to Latham & Watkins, 135 Commonwealth Drive, Menlo Park, California 94025,
    Attention: Anthony J. Richmond, Esq., Fax: (650) 463-2600.

    All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. The parties may change the addresses to which notices are to be given by giving five days' prior notice of such change in accordance herewith.

SECTION 6.6 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal law of New York, without giving effect to principles of conflicts of law.

SECTION 6.7 HEADINGS. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

SECTION 6.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

SECTION 6.9 FURTHER ASSURANCES. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

SECTION 6.10 TERMINATION. Unless sooner terminated in accordance with its terms or as otherwise herein provided, this Agreement shall terminate upon the earlier to occur of (i) the mutual agreement by the parties hereto or (ii) such time as no Holder holds at least one percent (1.0%) of the outstanding Equity Shares and all of each such Holder's Equity Shares may be resold in one 90-day period without (x) a volume limitation or (y) reliance on Rule 144(k).

SECTION 6.11 REMEDIES. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law. The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense or objection in any action for specific performance or injunctive relief that a remedy at law would be adequate is waived. Notwithstanding the foregoing, it is expressly agreed that the payment of Liquidated Damages shall constitute the sole and exclusive remedy in damages for a Registration Effectiveness Default.

SECTION 6.12 RECAPITALIZATION, EXCHANGES, ETC. If any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any Equity Shares by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of the Equity Shares or any other change in capital structure of the Company, then appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement and the term "Equity Shares" as used herein, shall be deemed to include shares of such capital stock or other securities, as appropriate. Without limiting the foregoing, whenever a particular number of Equity Shares is specified herein, such number shall be adjusted to reflect stock dividends, stock-splits, combinations or other reclassifications of stock or any similar transactions.

SECTION 6.13 ARBITRATION.

(a) Any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), shall be finally resolved by arbitration by the International Chamber of Commerce ("ICC") or its successor pursuant to the ICC's then prevailing Rules of Arbitration of the International Chamber of Commerce (the "Rules") and as are in force at the time of any such arbitration and as may be amended by the rest of this Section 6.13. For the purpose of such arbitration, there shall be three arbitrators appointed in accordance with the Rules ("Arbitration Board").

(b) The place of arbitration shall be in Singapore. All arbitration proceedings shall be conducted in the English language. The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in Section 6.6. Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(c) The parties agree to facilitate the arbitration by (i) cooperating in good faith to expedite (to the maximum extent practicable) the conduct of the arbitration, (ii) making available to one another and to the Arbitration Board for inspection and extraction all documents, books, records, and personnel under their control or under the control of a person controlling or controlled by such party if determined by the Arbitration Board to be relevant to the dispute, (iii) conducting arbitration hearings to the greater extent possible on successive Business Days and (iv) using their best efforts to observe the time periods established by the rules of the ICC or by the Arbitration Board for the submission of evidence and briefs.

(d) The costs and expenses of the arbitration, including, without limitation, the fees of the arbitration, including, without limitation, the fees of the Arbitration Board, shall be borne equally by each party to the dispute or claim, and each party shall pay its own fees, disbursements and other charges of its counsel.

(e) Any award made by the Arbitration Board shall be final and binding on each of the parties that were parties to the dispute. The parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the Arbitration Board so that there shall be no appeal to any court of law for the award of the Arbitration Board, and a Party shall not challenge or resist the enforcement action taken by any other Party in whose favor an award of the Arbitration Board was given.

SECTION 6.14 EFFECTIVE DATE. This Agreement (other than this Section 6.14 and
Section 1) shall become effective on and from the date of closing (as defined in the SAIF Subscription Agreement). Section 6.14 and Section 1 are effective on and from the date hereof. If the SAIF Subscription Agreement is terminated this Agreement shall be void ab initio.

                                  `ANNEXURE 2'

                  (SECTION 2 TO 7 OF INVESTOR RIGHTS AGREEMENT)

ARTICLE II

RESTRICTIONS ON TRANSFER OF SHARES

SECTION 2.1 LIMITATION ON TRANSFER. No Shareholder shall sell, give, assign, encumber, grant a security interest in or otherwise dispose of (each a "transfer") any Restricted Shares or any right, title or interest therein or thereto, except in accordance with the provisions of this Agreement, including, without limitation, Section 2.4. Subject to and in compliance with applicable Requirements of Law, each of the Shareholders and the Company shall use its reasonable best efforts to ensure that any attempt to transfer any Restricted Shares or any rights thereunder in violation of the preceding sentence shall not take place or if it takes place shall be null and void ab initio.

SECTION 2.2 PERMITTED TRANSFERS. Notwithstanding anything to the contrary contained in this Agreement, but subject to Sections 2.1, 2.3 and 2.4, and only if permitted under all applicable Requirements of Law, at any time, (a) each of the Shareholders who is an individual may transfer all or a portion of his or its Restricted Shares to or among (i) a member of such Shareholder's immediate family, which shall be his spouse, siblings, children or grandchildren ("Family Members") or (ii) a trust, corporation, partnership or limited liability company, all of the beneficial interests in which shall be held by such Shareholder or one or more Family Members of such Shareholder; provided, however, that during the period that any such trust, corporation, partnership or limited liability company holds any right, title or interest in any Restricted Shares, no person other than such Shareholder or one or more Family Members of such Shareholder may be or may become beneficiaries, shareholders, limited or general partners or members thereof, (b) (i) each of the Shareholders who are corporations may transfer all or a portion of its Restricted Shares to any of its Affiliates and (ii) a SAIF Shareholder may transfer its Restricted Shares to the SAIF Fund, the limited partners or general partner of the SAIF Fund or any Affiliate of any such partner (c) each Shareholder may transfer Restricted Shares to the Depositary Bank in accordance with Section 6.1 to be held in the Depositary Bank in accordance with Section 6.1 and the Depositary Bank may transfer Shares to the Shareholder on whose behalf the Depositary Bank is holding such Restricted Shares, and (d) Venture Tech may transfer shares to such other persons who are affiliated with VentureTech to which SAIF may consent in writing (and the persons referred to in the preceding clauses (a), (b), (c) and (d) are each referred to hereinafter as a "Permitted Transferee"). A Permitted Transferee of Restricted Shares pursuant to this Section 2.2 may transfer its Restricted Shares pursuant to this Section 2.2 only to the transferor Shareholder or to a person that is a Permitted Transferee of such transferor Shareholder.

No Shareholder shall avoid the provisions of this Agreement by making one or more transfers to one or more Permitted Transferees and then disposing of all or any portion of such party's interest in any subsequent transaction to which such person becomes no longer a Permitted Transferee. Subject to and in compliance with applicable Requirements of Law, each of the Shareholders and the Company shall use its reasonable best efforts to ensure that any transfer or attempted transfer in violation of this covenant shall be null and void ab initio.

SECTION 2.3 PERMITTED TRANSFER PROCEDURES. If any Shareholder wishes to transfer Restricted Shares to a Permitted Transferee under Section 2.2 such Shareholder shall give notice to the other Shareholders of its intention to make such a transfer not less than two (2) Business Day prior to effecting such transfer, which notice shall state the name and address of each Permitted Transferee to whom such transfer is proposed, the relationship of such Permitted Transferee to such Shareholder, and the number of Restricted Shares proposed to be transferred to such Permitted Transferee.

SECTION 2.4 TRANSFERS IN COMPLIANCE WITH LAW; SUBSTITUTION OF TRANSFEREE. Notwithstanding any other provision of this Agreement, no transfer may be made pursuant to this Section 2 or Section 3 unless (a) the transferee has agreed in writing to be bound by the terms and conditions of this Agreement pursuant to an instrument substantially in the form attached hereto as Exhibit B, (b) the transfer complies in all respects with the applicable provisions of this Agreement, (c) the transfer complies in all respects with applicable Indian or United States Requirements of Law. If requested by the Company or another Shareholder, an opinion of counsel to such transferring Shareholder shall be supplied to the other Shareholders, at such transferring Shareholder's expense, to the effect that such transfer complies with applicable Indian or United States Requirements of Law. Upon becoming a party to this Agreement, (i) the Permitted Transferee of a Shareholder (other than one who is a Competitor) shall be substituted for, and shall enjoy the same rights and be subject to the same obligations as, the transferring Shareholder hereunder with respect to the Shares transferred to such Permitted Transferee, (ii) an Other Shareholder shall be subject to the same obligations as, but none of the rights of, the transferring Shareholder, as the case may be, and (iv) the transferee of an Other Shareholder shall be substituted for, and shall be subject to the same obligations as, the transferring Other Shareholder hereunder with respect to the Shares transferred to such transferee.

ARTICLE III

RIGHT OF FIRST OFFER, TAG-ALONG RIGHTS AND DRAG-ALONG RIGHTS

SECTION 3.1 PROPOSED VOLUNTARY TRANSFERS

(a) Offering Notice. Subject to Section 2 and all Requirements of Law, if any Shareholder (a "Selling Shareholder") wishes to transfer all or any portion of its or his Restricted Shares to any person (other than to a Permitted Transferee) (a "Third Party Purchaser"), such Selling Shareholder shall offer such Restricted Shares to the SAIF Shareholders and the VentureTech Shareholders in accordance with Section 3.1(b), by sending written notice (an "Offering Notice") to the other Shareholders, which shall state (a) the number of Restricted Shares proposed to be transferred (the "Offered Securities"); (b) the proposed purchase price per Restricted Share for the Offered Securities (the "Offer Price"); and (c) the terms and conditions of such sale. Upon delivery of the Offering Notice, such offer shall be irrevocable unless and until the rights of first offer provided for herein shall have been waived or shall have expired.

(b) Rightholder Option; Exercise.

    (i) For a period of five (5) Business Days after the receipt of the Offering Notice from the Selling Shareholder (the "Rightholder Option Period"), each of the SAIF Shareholders and VentureTech Shareholders (who, in each case, is not a Selling Shareholder) (for the purpose of Section 3.1, each, a "Rightholder" and collectively, the "Rightholders") shall have the right to purchase all, but not less than all, of the Offered Securities at a purchase price equal to the Offer Price and upon the terms and conditions set forth in the Offering Notice. Each Rightholder shall have the right to purchase that percentage of the Offered Securities determined by dividing (i) the total number of Shares then owned by such Rightholder by (ii) the total number of Shares then owned by all such Rightholders. If any Rightholder does not fully purchase the number or amount of Offered Securities it or he is entitled to purchase, then each other participating Rightholder shall have the right to purchase that percentage of the Offered Securities not so purchased (for the purposes of this Section 3.1(b), the "Excess Offered Securities") determined by dividing (x) the total number of Shares then owned by such fully participating Rightholder by (y) the total number of Shares then owned by all fully participating Rightholders who elected to purchase Offered Securities. The procedure described in the preceding sentence shall be repeated until there are no remaining Excess Offered Securities. If the Rightholders do not purchase all of the Offered Securities pursuant to this Section 3.1(b), then the Selling Shareholder may, subject to Section 3.1(e), sell all of the Offered Securities to a Third Party Purchaser in accordance with Section 3.1(d). Any of the Shareholders may assign to any of its Affiliates all or any portion of its rights as a Rightholder pursuant to this Section 3(b).

    (ii) The right of each Rightholder to purchase all of the Offered Securities under subsection (i) above shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the Rightholder Option Period, to the Selling Shareholder. Each such notice shall state (a) the number of Shares held by such Rightholder and (b) the number of Shares that such Rightholder is willing to purchase pursuant to this Section 3.1(b). The failure of a Rightholder to respond within the Rightholder Option Period to the Selling Shareholder shall be deemed to be a waiver of such Rightholder's rights under subsection (i) above, provided that each Rightholder may waive its rights under subsection (i) above prior to the expiration of the Rightholder Option Period by giving written notice to the Selling Shareholder.

(c) Closing. The closing of the purchase of Offered Securities by the Rightholders under Section 3.1(b) shall be held at the corporate office of the Company at 11:00 a.m., local time, on the 30th day after the giving of the Offering Notice pursuant to Section 3.1(a) or at such other time and place as the parties to the transaction may agree. At such closing, the Selling Shareholder shall deliver certificates representing the Offered Securities, duly endorsed for transfer and such Offered Securities shall be free and clear of any Encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof) and the Selling Shareholders warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such Offered Securities. Each Rightholder purchasing Offered Securities shall deliver at the closing payment in full in immediately available funds for the Offered Securities purchased by it or him and the seller and purchaser shall pay such transfer taxes as are imposed on them respectively by Indian Requirements of Law. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise reasonably necessary or appropriate to complete such a closing, with representations and warranties limited to those concerned with ownership or authority.

(d) Sale to a Third Party Purchaser. Unless the Rightholders elect to purchase all, but not less than all, of the Offered Securities under Section 3.1(b), the Selling Shareholder may, subject to Section 3.1(f), sell all, but not less than all, of the Offered Securities to a Third Party Purchaser on the terms and conditions set forth in the Offering Notice; provided, however, that such sale is bona fide and made pursuant to a contract entered into within thirty (30) days after the earlier to occur of (i) the waiver by all of the Rightholders of their options to purchase the Offered Securities and
    (ii) the expiration of the Rightholder Option Period (the "Contract Date"); and provided further, that such sale shall not be consummated unless prior to the purchase by such Third Party Purchaser of any of such Offered Securities, such Third Party Purchaser shall become a party to this Agreement and shall agree to be bound by the terms and conditions hereof in accordance with Section 2.4 hereof.

    If such sale is not consummated on or before the Contract Date for any reason, then the restrictions provided for herein shall again become effective, and no transfer of such Offered Securities may be made thereafter by the Selling Shareholder without again offering the same to the Rightholders in accordance with this Section 3.1.

(e) ADS Right. If a SAIF Shareholder or a VentureTech Shareholder holding ADSs (a "Selling ADS Holder") wishes to sell in a single sale ADSs representing 500,000 or more Equity Shares other than to a Permitted Transferee it shall offer to sell such ADS to the other SAIF Shareholders and VentureTech Shareholders holding ADSs ("ADS Rightholder") and such offer shall be in accordance with Section 3.1(a) and (b) except that each reference therein to "Restricted Shares" shall be a reference to "ADSs" and each reference to a "Rightholder" shall be to the ADS Rightholders and provided that such offer shall be open for acceptance for 2 Business Days from the date of the Offering Notice and the closing of such sale and purchase shall occur within 5 Business Days of the date of the Offering Notice. Unless the ADS Rightholders purchase all of such Offered Securities within such 5 Business Days period the Selling ADS Holder may sell the Offered Securities to a Third Party Purchaser at any time in whole or in part at a price no less than the Offer Price or, if the prevailing bid price on the Nasdaq has fallen below the Offer Price since the date of the Offering Notice at a price no less than such lower prevailing bid price. Section 5.3 shall not apply to any such offer and sale.

(f) Tag-Along Rights.

    i) If VentureTech is transferring Offered Securities to a Third Party Purchaser pursuant to Section 3.1(d), then SCS (a "Tag-Along Rightholder") shall have the right to sell to such Third Party Purchaser(s), upon the terms set forth in the Offering Notice, that number of Shares held by such Tag-Along Rightholder equal to that percentage of the Offered Securities determined by dividing (i) the total number of Shares then owned by such Tag-Along Rightholder by ii) the sum of (x) the total number of Shares then owned by all such Tag-Along Rightholders exercising their rights pursuant to this Section 3.1(f) and (y) the total number of Shares then owned by the Selling Shareholder. The Selling Shareholder and the Tag-Along Rightholder(s) exercising their rights pursuant to this Section 3.1(e) shall effect the sale of the Offered Securities and such Tag-Along Rightholder(s) shall sell the number of Offered Securities required to be sold by such Tag-Along Rightholder(s) pursuant to this Section 3.1(e)(i), and the number of Offered Securities to be sold to such Third Party Purchaser by the Selling Shareholder shall be reduced accordingly. It shall be a condition of the sale to Third Party Purchaser that the Third Party Purchaser shall be required to purchase all of the Offered Shares, including those of the Tag Along Rightholder. iii) The Selling Shareholder shall give notice to each Tag-Along Rightholder of each proposed sale by it of Offered Securities which gives rise to the rights of the Tag-Along Rightholders set forth in this Section 3.1(e), at least five (5) Business Days prior to the proposed consummation of such sale, setting forth the name of such Selling Shareholder, the number of Offered Securities, the name and address of the proposed Third Party Purchaser, the proposed amount and form of consideration and terms and conditions of payment offered by such Third Party Purchaser, the percentage of Shares that such Tag-Along Rightholder may sell to such Third Party Purchaser (determined in accordance with Section 3.1(e)(i)), and a representation that such Third Party Purchaser has been informed of the "tag-along" rights provided for in this Section 3.1(e) and has agreed to purchase Shares in accordance with the terms hereof. The tag-along rights provided by this Section 3.1(f) must be exercised by any Tag-Along Rightholder wishing to sell its Shares within five (5) Business Days following receipt of the notice required by the preceding sentence, by delivery of a written notice to the Selling Shareholder indicating such Tag-Along Rightholder's wish to exercise its rights and specifying the number of Shares (up to the maximum number of Shares owned by such Tag-Along Rightholder required to be purchased by such Third Party Purchaser) it wishes to sell, provided that any Tag-Along Rightholder may waive its rights under this Section 3.1(e) prior to the expiration of such 5-day period by giving written notice to the Selling Shareholder, with a copy to the Company. The failure of a Tag-Along Rightholder to respond within such 5-day period shall be deemed to be a waiver of such Tag-Along Rightholder's rights under this Section 3.1(e). If a Third Party Purchaser fails to purchase Shares from any Tag-Along Rightholder that has properly exercised its tag-along rights pursuant to this Section 3.1(e)(ii), then the Selling Shareholder shall not be permitted to consummate the proposed sale of the Offered Securities, and any such attempted sale shall be null and void ab initio.

(g) Drag Along Rights. If a SAIF Shareholder wishes to accept an offer for that SAIF Shareholder to sell some or all of its Equity Shares or ADSs to one or more Third Party Purchasers and to include some or all of the Equity Shares of the other Shareholders in such sale and the consent to such a sale is given by the holders of a three fourths majority of the aggregate of the Equity Shares held by the SAIF Shareholders and the VentureTech Shareholders, then the SAIF Shareholder may send a written notice (the "Drag-Along Notice") to SCS and VentureTech (the "Drag-Along Sellers") specifying (i) the name of the Third Party Purchasers, (ii) the consideration payable per Equity Share (which shall be the same for all Shareholders), (iii) the number of Equity Shares such Third Party Purchasers wish to purchase, (iv) a summary of the material terms of such purchase and the other material terms of such purchase applicable to the Drag-Along Sellers, such material terms to be the same as the equivalent terms applicable to the Drag-Along Seller ("Drag-Along Shares") and (iv) a certificate signed by the SAIF Shareholder and the proposed Third Party Purchasers addressed to the Drag-Along Sellers stating that such consideration has been negotiated on an arms length basis and no other consideration for Equity Shares is payable by the Third Party Purchasers to the SAIF Shareholder; and (v) a letter from an independent internationally recognised investment bank retained by the SAIF Shareholder confirming that the consideration payable per Equity

    Share is fair and reasonable. Upon receipt of a Drag-Along Notice, each Drag-Along Seller shall be obligated to (i) sell such a number of its Equity Shares determined by (x) dividing the number of its Equity Shares by the aggregate of all Equity Shares held by the Drag-Along Shareholders and the SAIF Shareholder, and (y) multiplying that fraction by the Drag-Along Shares; free of any Encumbrance, in the transaction contemplated by the Drag-Along Notice on the same terms and conditions as the SAIF Shareholder (including payment of its pro rata share of all costs associated with such transaction) and (ii) otherwise take all necessary action to cause the consummation of such transaction, including voting its Equity Shares in favour of such transaction and not exercising any approval or voting rights in connection therewith in a manner contrary to the completion of the transaction. Each Drag-Along Seller (i) further agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of it by SAIF and (ii) hereby appoints the SAIF Shareholder, as its attorney-in-fact to do the same on its behalf. Subject to the execution of a reasonable confidentiality agreement between the Company and the Third Party Purchaser(s) the Company and the Selling Shareholders shall facilitate all reasonable due diligence by the Third Party Purchaser(s) and their advisors in relation to such acquisition provided that such due diligence by a Competitor shall be subject to such additional restrictions as the Board may reasonably impose to protect the confidential information of the Company from any misuse.

(h) SARF Drag-Along. SAIF and VentureTech shall not be entitled to exercise their rights of first offer under Sections 3.1(a) to (d) to the extent SCS's compliance with Sections 3.1(a) to (d) in respect of a sale of Equity Shares by SCS to comply with clause 16.2.2 of the SARF Stockholders Agreement would cause SCS to be in breach of the SARF Stockholders Agreement provided that each such transfer under clause 16.2.2 of the SARF Stockholders Agreement must comply with Section 2.4 of this Agreement.

    SECTION 3.2 VENTURETECH SECOND TRANCHE. Subject to the closing of the VentureTech Subscription Agreement and the SAIF Subscription Agreement, VentureTech directly or through a Permitted Transferee shall on or prior to April 30, 2003 subscribe for and the Company shall allot and issue 2,034,883 Equity Shares of a par value of Rs. 10 each (or an equivalent number of ADSs) at the Rs. equivalent of US $1.72 per Equity Share comprising US $3,500,000 in aggregate using the US $ to Rs. exchange rate adopted for the acquisition of the VentureTech First Tranche Shares ("Venture Tech Second Tranche"). If VentureTech or its Permitted Transferees do not close the subscription for the Venture Tech Second Tranche by 1 May, 2003 in accordance with the VentureTech Subscription Agreement then, at the election of SAIF:

    a) To the extent permitted under applicable Requirements of Law the Company shall buy-back and VentureTech shall sell to the Company 66% of VentureTech's Shares ("VentureTech First Tranche Shares") for an aggregate consideration of Rs. 10 for all such Shares; or

    b) VentureTech shall sell to the other Shareholders pro rata the VentureTech First Tranche Shares for an aggregate consideration of Rs. 10 each for all such Shares; or

    c)  SAIF may waive in writing VentureTech's obligations under this Section
        3.2 and in that event VentureTech shall have no further obligation under this Section 3.2.

    d) In the event that SAIF makes an election under Section 3.2(a) or (b), the closing of the purchase of VentureTech First Tranche Shares under such section shall be held at the corporate office of the Company at 11:00 a.m., local time, on the fifth Business Day after 1 May 2003 or at such other time and place as the parties to the transaction may agree. At such closing, VentureTech shall deliver certificates representing the VentureTech First Tranche Shares, duly endorsed for transfer and such VentureTech First Tranche Shares shall be free and clear of any Encumbrances (other than those arising hereunder and those attributable to actions by the purchasers thereof) and VentureTech shall warrant, and shall further represent and warrant that it is the sole beneficial and record owner of such VentureTech First Tranche Shares. Each purchaser purchasing VentureTech First Tranche Shares shall deliver at the closing payment in full in immediately available funds for the VentureTech First Tranche Shares purchased by it or him and the seller and purchaser shall pay such transfer taxes as are imposed on them respectively by Indian Requirements of Law. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise reasonably necessary or appropriate to complete such a closing, with representations and warranties limited to those concerned with ownership or authority.

        Provided that VentureTech shall have no obligation to sell any Shares in the manner set out in this Section 3.2 if, as at 1 May, 2003, SAIF and its Permitted Transferees hold less than 90% of the ADRs issued under the SAIF Subscription Agreement.

ARTICLE IV

FUTURE ISSUANCE OF SHARES; PREEMPTIVE RIGHTS

SECTION 4.1 OFFERING NOTICE. Except for (a) options to purchase Equity Shares which may be issued pursuant to the Stock Option Plan in accordance with this Agreement, (b) share capital of the Company issued in consideration of an acquisition of assets or shares of another company, approved by the Board of Directors in accordance with the terms of this Agreement, by the Company of another person, (c) Equity Shares issued in the amount specified in Section 3.2 pursuant to the VentureTech Subscription Agreement; or (d) subject to Section 7.10, for an Indian IPO or a follow-on public offering in a public market in the United States, pursuant to a resolution of the Board of Directors; ((a)-(d) being referred to collectively as "Exempt Issuances"), if the Company wishes to issue any share capital or any other securities convertible into or exchangeable for share capital (collectively, "New Securities") to any person (the "Subject Purchaser"), then the Company shall, subject to the passing of any special resolutions of shareholders of the Company necessary to comply with applicable Requirements of Law, offer such New Securities first to each of the Shareholders (each, a "Preemptive Right Shareholder" and collectively, the "Preemptive Right Shareholders") by sending written notice (the "New Issuance Notice") to the Preemptive Right Shareholders, which New Issuance Notice shall state (x) the number of New Securities proposed to be issued and (y) the proposed purchase price per security of the New Securities (the "Proposed Price"). Upon delivery of the New Issuance Notice, such offer shall be irrevocable unless and until the rights provided for in Section 4.2 shall have been waived or shall have expired.

SECTION 4.2 PRE-EMPTIVE RIGHTS; EXERCISE

(a) For a period of 5 Business Days after the giving of the New Issuance Notice pursuant to Section 4.1 and subject to compliance with any applicable Requirements of Law, each of the Pre-emptive Right Shareholders shall have the right to elect to purchase its Proportionate Percentage (as hereinafter defined) of the New Securities at a purchase price equal to the Proposed Price and upon the same terms and conditions set forth in the New Issuance Notice. Each Pre-emptive Right Shareholder shall have the right to purchase that percentage of the New Securities determined by dividing (x) the total number of Equity Shares then owned by such Pre-emptive Right Shareholder exercising its rights under this Section 4.2 by (y) the total number of Equity Shares owned by all of the Pre-emptive Right Shareholders exercising their rights under this Section 4.2 plus the number of Equity Shares held by Non-Party Shareholders of the Company entitled to participate in such an issuance pursuant to Requirements of Law the "Proportionate Percentage"). If any Pre-emptive Right Shareholder does not fully subscribe for the number or amount of New Securities that it or he is entitled to purchase pursuant to the preceding sentence, then each Pre-emptive Right Shareholder which elected to purchase New Securities shall have the right to purchase that percentage of the remaining New Securities not so subscribed for (for the purposes of this Section 4.2(a), the "Excess New Securities") determined by dividing (x) the total number of Shares then owned by such fully participating Pre-emptive Right Shareholder by (y) the total number of Shares then owned by all fully participating Pre-emptive Right Shareholders who elected to purchase Excess New Securities plus the number of Equity Shares held by any Non-Party Shareholders also entitled to participate in such issuance of Excess New Securities pursuant to Requirements of Law. Any of the Shareholders may assign to any of its Affiliates all or any portion of its rights to acquire Shares as a Pre-emptive Right Shareholder pursuant to this Section 4.2, subject to applicable Requirements of Law and provided that all notices given by the Company and consents given by the Pre-emptive Right Shareholder shall be given to and by the relevant Shareholder and not its Associate. Unless the Pre-emptive Right Shareholders or their Permitted Transferees agree to acquire 80% or more of the New Securities the Company shall be under no obligation to sell any New Securities to the Pre-emptive Right Shareholders.

(b) The right of each Pre-emptive Right Shareholder to purchase the New Securities under subsection (a) above shall be exercisable by delivering written notice of the exercise thereof, prior to the expiration of the 5 Business Day period referred to in subsection (a) above, to the Company, which notice shall state the amount of New Securities that such Pre-emptive Right Shareholder elects to purchase pursuant to Section 4.2(a).

    The failure of a Preemptive Right Shareholder to respond within such 5 Business Day period shall be deemed to be an irrevocable waiver of such Pre-emptive Rightholder's rights under Section 4.2(a), provided that each Pre-emptive Rightholder may waive its rights under Section 4.2(a) prior to the expiration of such 5 Business Day period by giving written notice to the Company.

(c) To the extent permitted by Requirements of Law, each Shareholder waives all pre-emptive and similar rights in relation to new issuances of Equity Shares and Equity Share Equivalents held by it under Requirements of Law which are inconsistent with this Section 4.2 and, if such rights cannot be waived, such Shareholder agrees not to exercise such rights to the extent they are inconsistent with this Section 4.2. Each non-participating Pre-emptive Rightholder shall assign its rights to receive New Securities under Indian Requirements of Law to participating Pre-emptive Rightholders if such assignment shall assist such participating Pre-emptive Rightholder to increase its participation in the issuance of New Securities.

SECTION 4.3 CLOSING. The closing of the purchase of New Securities subscribed for by the Pre-emptive Rightholders under Section 4.2 shall be held at the corporate office of the Company at 11:00 a.m., local time, on (a) the 20th day after the giving of the New Issuance Notice pursuant to Section 4.1, if the Pre-emptive Rightholders elect to purchase all of the New Securities under
Section 4.2, (b) the date of the closing of the sale to the Subject Purchaser made pursuant to Section 4.4 if the Pre-emptive Rightholders elect to purchase some, but not all, of the New Securities under Section 4.2 or (c) at such other time and place as the parties to the transaction may agree. At such closing, the Company shall deliver certificates representing the New Securities, and the Company shall so represent and warrant, and further represent and warrant that such New Securities shall be, upon issuance thereof to the Pre-emptive Rightholders and after payment therefor, duly authorized, validly issued and fully paid. Each Pre-emptive Rightholder purchasing the New Securities shall deliver at the closing payment in full in immediately available funds for the New Securities purchased by him or it. At such closing, all of the parties to the transaction shall execute such additional documents as are otherwise necessary or appropriate to close such a transaction.

SECTION 4.4 SALE TO SUBJECT PURCHASER. The Company may sell to the Subject Purchaser all of the New Securities not purchased by the Pre-emptive Right Shareholders pursuant to Section 4.2 on terms and conditions that are no more favorable to the Subject Purchaser than those set forth in the New Issuance Notice; provided that (a) such sale is bona fide and made pursuant to a contract entered into within ninety (90) days following the earlier to occur of (i) the waiver by the Pre-emptive Rightholders of their option to purchase New Securities pursuant to Section 4.2, and (ii) the expiration of the 10-day period referred to in Section 4.2; (b) if the New Issuance Notice prescribed a price calculated by reference to the trading price of the ADS on the Nasdaq over a period of time, the price offered to the Subject Purchaser shall be calculated on the same basis but in respect of the relevant period of time immediately, prior to the sale to the Subject Purchaser (which could be higher or lower). The Parties acknowledge that the ultimate issue price of the offering could be above or below the price offered to the Preemptive Right Shareholders but that such future fluctuation shall be irrelevant for purposes of determining proper compliance with this Article IV. If such sale is not consummated within such 90 day period for any reason, then the restrictions provided for herein shall again become effective, and no issuance and sale of New Securities may be made thereafter by the Company without again offering the same in accordance with this Section 4. The closing of any issuance and purchase pursuant to this
Section 4.4 shall be held at a time and place as the parties to the transaction may agree within such 90 day period.

SECTION 4.5 COMPLIANCE WITH THE COMPANIES ACT : The provisions contained in this
Article 4 shall be subject to due compliance with the provisions of the Companies Act including passing of the appropriate resolutions by the shareholders of the Company at the general meeting. The Shareholders shall exercise their voting rights as a shareholder in support of the implementation of the provisions of this Article.

ARTICLE V

ADDITIONAL SHARE COVENANTS

SECTION 5.1 AFTER-ACQUIRED SECURITIES. Except as otherwise provided, all of the provisions of this Agreement shall apply to all of the Shares and Equity Share Equivalents now owned or which may be issued or transferred hereafter to a Shareholder in consequence of any additional issuance, purchase, exchange or reclassification of any of such Shares or Equity Share Equivalents, corporate reorganization, or any other form of recapitalization, consolidation, merger, share split or share dividend, or which are acquired by a Shareholder in any other manner, except for Shares or ADSs acquired on a stock exchange.

SECTION 5.2 AGREEMENT TO BE BOUND. The Company shall not issue any Restricted Shares to any person not a party to this Agreement if that person is a Permitted Transferee of a Shareholder, unless such person has agreed in writing to be bound by the terms and conditions of this Agreement pursuant to an instrument substantially in the form attached hereto as Exhibit B-2. Subject to and in compliance with applicable Requirements of Law, each of the Shareholders and the Company shall use its reasonable best efforts to ensure that any issuance of Shares by the Company in violation of this Section 5.2 shall not take place or if it takes place be null and void ab initio.

SECTION 5.3 SALE OR PURCHASE CONSTRAINTS FOR ISSUANCES AND SALES. If a Sale or Purchase Constraint adversely affects the ability of a SAIF Shareholder or a Venture Tech Shareholder to participate in the acceptance of an offer to acquire Equity Shares or the making of an offer to sell Equity Shares, the payment or receipt of a price for Equity Shares or the completion of a sale or purchase of Equity Shares or a subscription for or an issue or an allotment of Equity Shares under this Agreement (each a "Dealing Activity") then in the event that such constraint affects the ability of a SAIF Shareholder or a Venture Tech Shareholder to participate in the Dealing Activity:

(a) the Company shall take such steps as may be reasonably required to assist the SAIF Shareholder or Venture Tech Shareholder in the making of an application to the relevant Governmental Authority seeking any necessary Permit to allow such SAIF Shareholder or Venture Tech Shareholder to participate in the Dealing Activity in the manner contemplated hereby;

(b) if the SAIF Shareholder or Venture Tech Shareholder is unable to fully participate in the Dealing Activity in the manner contemplated by this Agreement at the relevant time then completion of that process by the SAIF Shareholder or Venture Tech Shareholder and all other Shareholders shall be extended until the earlier of (x) 15 days from the date otherwise contemplated by this Agreement (provided that if the offer comprises an issuance pursuant to a public offer such date shall not be later than the closing date of the public offer); and (y) the date the SAIF Shareholder or Venture Tech Shareholder is so entitled to participate; and

(c) if the SAIF Shareholder or the VentureTech Shareholder continues to be subject to the Sale or Purchase Constraint, the SAIF Shareholder and Venture Tech Shareholder shall then be entitled to participate in a subsequent closing and, accordingly, final completion of that process by such SAIF Shareholder or Venture Tech Shareholder shall be subject to a condition precedent that the Sale or Purchase Constraint no longer exists (such condition precedent to be for such SAIF Shareholder or VentureTech Shareholder and able to be waived by it only) and the completion date for such SAIF Shareholder or Venture Tech Shareholder shall be extended until 5 Business Days after satisfaction of that condition precedent provided that
    (i) if that SAIF Shareholder's or VentureTech Shareholder's Sale or Purchase Constraint continues for a period of 2.5 months or such other extended period, as may be justified, it shall no longer be entitled to participate in that Dealing Activity; and (ii) the SAIF Shareholder or VentureTech Shareholder shall not unreasonably withhold its consent to a waiver of its rights if it is advised that such Sale or Purchase Constraint is not likely to be removed;

(d) each of the Shareholders and the Company shall co-operate in good faith and in accordance with Requirements of Law to use its reasonable commercial efforts to give effect to the Share transfer and issuance provisions of this Agreement in a manner that is legally permissible, and does not materially disadvantage a SAIF Shareholder or cause a Sale or Purchase Constraint to apply in respect of any SAIF Shareholder and seeks to ensure that a SAIF Shareholder is able to participate in such Dealing Activity in the manner contemplated by this Agreement; and

(e) the above provisions shall apply to and notwithstanding the provisions of Sections 2, 3 and 4.

SECTION 5.4 ASSISTANCE. For the purpose of giving effect to Sections 2, 3 and 4 of this Agreement, the Company shall use all reasonable efforts to obtain or assist a Shareholder to obtain such consents, authorisations, approvals or permits of Governmental Authorities necessary for that Shareholder to participate in the issue, sale or purchase of Shares as contemplated by Sections 2, 3 or 4 of this Agreement and shall provide to that Shareholder copies of all confirmations and correspondence from Governmental Authorities received by the Company and relating thereto. For the avoidance of doubt such assistance shall not include seeking registration of Shares under the Securities Act. If a Shareholder elects to participate in an issuance by the Company of Shares but is unable to participate because of a lack of such consents, approvals, authorisations or permits and suffers dilution of its percentage holding as a result then it shall be assumed that it participated pro-rata in that offering for the purpose of determining whether it has fallen below a threshold equity percentage to exercise a right hereunder.

ARTICLE VI

THE ADR FACILITY, PUBLIC OFFERS AND SCS COVENANTS

SECTION 6.1 ADRS

(a) Subject to compliance with all applicable Requirements of Law and the terms of the Deposit Agreement, if a SAIF Shareholder so elects, the Equity Shares held by that SAIF Shareholder at any time or any further Equity Shares that are issued or issuable to that SAIF Shareholder shall be deposited in the ADR Facility.

(b) Subject to compliance with applicable Requirements of Law, a SAIF Shareholder or Venture Tech Shareholder that holds ADRs may at any time withdraw part or all of the Equity Shares held by the Depositary Bank on its behalf without any restriction in accordance with the Deposit Agreement and the terms of this Agreement.

(c) The Company covenants with SAIF that:

    (i) it shall not amend the Deposit Agreement or vary the terms of issuance of the ADSs without the written consent of SAIF (not to be unreasonably withheld) if (A) such action materially discriminates against SAIF in comparison to other ADR holders; or (B) if such action would materially and adversely affect the SAIF Shareholders and is not an action taken by the Company strictly to ensure it complies with applicable Requirements of Law.

SECTION 6.2 PUBLIC OFFER

(a) If in the event of an Indian IPO the Shares of a SAIF Shareholder may be subject to any "close periods", "lock-ups" or other restrictions on transfer under the rules of the relevant stock exchange on which the Equity Shares are to be listed or any other Requirement of Law ("Lock Up") then if VentureTech or SCS or the Company may, in accordance with all Requirements of Law, take any actions that would result in the SAIF Shareholders no longer being subject to such a Lock-Up or which would allow the SAIF Shareholders to obtain the economic benefit of being able to sell their Equity Shares in the absence of such a Lock-Up then VentureTech and SCS and the Company, as the case may be, shall take such actions or cause such actions to be taken.

(b) VentureTech shall undertake to be named as the promoter for the purposes of the Indian IPO and offer its shares for restriction on transfer, as applicable to promoters under the SEBI Guidelines and, if additional Equity Shares are required to satisfy any other Lock-Up requirements all Shareholders holding Restricted Shares shall offer their shares pro rata for such Lock-Up requirements. The Company and the other Shareholders shall use all reasonable efforts, at or prior to the time of an Indian IPO and pass all necessary and reasonable resolutions and do all acts or things that are reasonably necessary to ensure that the promoters shall avail of any benefits conferred on them by law by reason of being named as a promoter in the Indian IPO.

(c) Subject to applicable Requirements of Law, the Company shall use its reasonable best efforts to ensure that the SAIF Shareholders are not classified as a promoter of the Company for any purpose whatsoever provided that it is acknowledged that the Company may not be able to prevent the SAIF Shareholders becoming promoters pursuant to the operation of law. Nothing in this Agreement shall require a SAIF Shareholder to do or omit to do anything that may result in them becoming a promoter of the Company under the SEBI Guidelines. The Company undertakes that it shall not name any SAIF Shareholder as a promoter in any prospectus or other document relating to the issuance of Equity Shares.

(d) The Company and the other Shareholders agree that the SAIF Shareholders, shall not, upon Listing or sale of the Equity Shares held by it, be required to give any warranties or indemnities to any underwriter, broker, Indian Stock Exchange, any Governmental Authority or any other person except in relation to title of its Shares and such other warranties and indemnities as a Requirement of Law imposed on that SAIF Shareholder requires to be given by that SAIF Shareholder.

SECTION 6.3 LISTING OF UNDERLYING SHARES AND RELATED MATTERS. The Company agrees that if the Company applies to have its Equity Shares or other securities traded on any stock exchange or market other than the Nasdaq, it will include in such application the Equity Shares held by the Shareholders (if eligible) and will take such other action as is necessary to cause such Equity Shares to be so listed. The parties acknowledge SARF's rights under clause 13 of the SARF Shareholders Agreement and the SARF Registration Rights Agreement.

SECTION 6.4 NASDAQ. For so long as SAIF Shareholders own ADSs, the Company shall, subject to Requirements of Law, use its reasonable best efforts to (a) continue the listing and trading of its ADSs on the Nasdaq and (b) comply with the Company's reporting, filing and other obligations under the by laws or rules of such exchange, as applicable, to ensure the continued eligibility for trading of the ADSs thereon.

SECTION 6.5 SCS COVENANTS. SCS shall continue to grant to the Company the right to use as a trade and service mark and business name the word "Satyam" and the associated marks and logos of Satyam and its subsidiaries used by the Company at the date of this Agreement until 24 months after the date of Closing it being acknowledged by the Company that it intends to complete a rebranding program by an earlier date and such a right shall terminate on any earlier completion of such a rebranding program by the Company.

ARTICLE VII

CORPORATE GOVERNANCE

SECTION 7.1 GENERAL. From and after the execution of this Agreement, at any annual or extraordinary general meeting of shareholders of the Company (a "Shareholders Meeting") or in any written consent executed in lieu of such a meeting of Shareholders (a "Written Consent")

(a) each Shareholder shall vote its Shares, and each Shareholder and the Company shall take all other actions reasonably necessary, to give effect to the provisions of this Agreement (including, without limitation, Sections 7.3 and 7.10 hereof) and to ensure that the Restated Charter Documents do not, at any time hereafter, conflict in any respect with the provisions of this Agreement or any Requirement of Law;

(b) each Shareholder shall vote his or its Shares, upon any matter submitted for action by the Company's shareholders or with respect to which such Shareholder may vote or act by Written Consent, in conformity with the specific terms and provisions of this Agreement, any Requirement of Law or the Restated Charter Documents; and

(c) no Shareholder shall vote his or its Shares in favor of any amendment of the Restated Charter Documents which would conflict with, or purport to amend or supercede, any of the provisions of this Agreement (including, without limitation, Sections 7.3 and 7.10 hereof).

SECTION 7.2 SHAREHOLDER ACTIONS.

In order to effectuate the provisions of this Agreement, each Shareholder

(a) hereby agrees that when any action or vote is required to be taken by such Shareholder pursuant to this Agreement, such Shareholder shall use his or its reasonable commercial efforts to call, or cause the appropriate officers and directors of the Company to call, a Shareholders Meeting, or to execute or cause to be executed a Written Consent to effectuate such Shareholder action, and

(b) shall use his or its reasonable commercial efforts (consistent with Requirements of Law applicable to the Company, Directors or Shareholders) to cause the Board of Directors to adopt, either at a meeting of the Board of Directors or by unanimous written consent of the Board of Directors, all the resolutions necessary to effectuate the provisions of this Agreement.

SECTION 7.3 ELECTION OF DIRECTORS -- NUMBER AND COMPOSITION.

(a) Each Shareholder shall vote its Shares at any Shareholders Meeting, or act by Written Consent with respect to such Shares, and take all other actions necessary to ensure that the number of directors constituting the entire Board of Directors shall not exceed nine (9).

(b) Each Shareholder shall vote its Shares at any Shareholders Meeting called for the purpose of filling the positions on the Board of Directors, or in any Written Consent executed for such purpose, and take all other actions necessary to ensure the election to the Board of Directors of:

    i) two individuals designated by SCS (for so long as SCS and its Permitted Transferees hold in aggregate at least 10% of the outstanding Equity Shares) and one individual designated by SCS (for so long as SCS and its Permitted Transferees hold in aggregate at least 5% of the outstanding Equity Shares (the "SCS Directors");

    ii) two individuals designated by each of the following, comprising 4 in aggregate, (for so long as that Shareholder and its Permitted Transferees hold in aggregate at least 10% of the outstanding Equity Shares) and one individual designated by each of the following (for so long as that Shareholder and its Permitted Transferees hold in aggregate at least 5% of the outstanding Equity Shares): (1) VentureTech (the "VentureTech Directors"); and (2) the SAIF Shareholders (the "SAIF Directors");

    iii) one individual designated by SARF (for so long as SARF is entitled to appoint one Director pursuant to the SARF Stockholder Agreement) (the "SARF Director");

    iv) one individual appointed as the Managing Director on the Board pursuant to a resolution of the shareholders of the Company, such individual to be a senior executive of the Company who is not a Related Person of SCS (the "Managing Director"); and

    v) the remaining Directors required to increase the number of Directors to nine (9) or to comply with Section 7.3 (f) shall be suitably skilled independent Directors qualifying as independent directors under Indian and United States Requirements of Law who shall initially be Mr. S. Srinivasan and Mr. Chowdry (or such other individuals as the Shareholders shall agree) until such time as VentureTech is entitled to appoint two Directors under Section 7.3 (b)(ii)(1). Thereafter such independent Directors shall be appointed as follows:

        1) each of SCS, SAIF, VentureTech and the chief executive officer of the Company may nominate up to 2 individuals each and, if requested by the Board of Directors the Company shall retain an executive search firm appointed in accordance with a resolution of the Board and such search firm shall be instructed to provide a list of independent Directors to be so appointed or nominated by the Board.

        2) All relevant information regarding the individuals identified by any executive search firm shall be provided to the Board together with information regarding such other suitable potential Directors as the chief executive officer of the Company shall identify.

        3) The Board shall by majority vote of the 8 Directors appointed under paragraph (b)(i) to (iv) appoint the independent Directors from amongst those nominated on the list provided under paragraph (1) and, if such majority cannot be obtained in respect of a sufficient number of Directors, then information regarding further potential individuals shall be submitted to the Board in accordance with paragraph (1) until a sufficient number of independent Directors are so approved.

    c) Alternate Directors. The Board shall appoint in respect of each Director an alternate Director in accordance with the Indian Companies Act that has been designated by that Director and such alternate Director may attend all Board meetings and exercise all voting rights of the appointing Director where such appointing Director is not in attendance. If an alternate Director attends a physical meeting the Director in respect of which that alternate Director is appointed may, at the election of the Company, participate in that meeting by telephone or video conference as an observer.

    d) Chairman. The Chairman of the Company shall be appointed from among the Board of Directors by a majority vote of the VentureTech Directors and the SAIF Directors, prior to the Indian IPO provided that (a) the combined holding of the VentureTech Shareholders and the SAIF Shareholders in the Company does not fall below 15% of the issued and outstanding Equity Shares of the Company; and

        (b) VentureTech has an agreement with the Company to be named as a promoter of the Company at the time of the Indian IPO. After the Indian IPO the VentureTech Shareholders shall be entitled to appoint the Chairman for so long as it has undertaken promoter responsibilities subsequent to the Indian IPO. The Chairman shall not have an additional deciding vote in the event of a tied vote.

    e) Competitor Directors. A Shareholder shall not designate for appointment as a Director any person who is a director, employee or consultant or holder of more than 25% of the voting power of a Competitor unless such appointment is approved by a majority of Directors not designated by that Shareholder.

    f) Adjustment. If at any time following the appointment of Directors under this Section 7.3 there are insufficient Independent Directors appointed to the Board of Directors to comply with United States Requirements of Law then the number of directors shall be increased by such a number of Independent Directors as is necessary to comply with United States Requirements of Law and such additional Directors shall be appointed under Section 7.3(b)(v) and shall remain as Directors but shall be removed at such time as it is possible to comply with such Requirements of law by adopting a Board of Directors comprising (9) Directors appointed under Section 7.3 (b).

SECTION 7.4 REMOVAL AND REPLACEMENT OF DIRECTOR.

(a) Removal of Directors. If at any time a Shareholder notifies the other Shareholders of their wish to remove at any time and for any reason (or no reason) a Director appointed by that Shareholder, then each Shareholder shall vote all of its Shares so as to remove such Director.

(b) Replacement of Directors.

    i) If at any time, a vacancy is created on the Board of Directors by reason of the incapacity, death, removal or resignation of any of the Directors designated pursuant to (1) Section 7.3(b)(i) to (iv) hereof, then the Shareholder or Company management that appointed that Director pursuant to Section 7.3(b)(i) to (iv) shall designate an individual who shall be elected to fill the vacancy until the next Shareholders Meeting; and (2)
        Section 7.3(b)(v) hereof then a replacement Director shall be appointed pursuant to Section 7.3(b) (v).

    ii) Upon receipt of notice of the designation of a nominee pursuant to
        Section 7.4(b)(i) to (iv), each Shareholder shall, as soon as practicable after the date of such notice, take all reasonable actions, including the voting of its Shares, to elect the Director so designated to fill the vacancy; provided that no resolution of the Shareholders removing any such Director shall be approved unless the Shareholder that has nominated such Director has approved in writing the removal or replacement of such Director.

c) Loss of Director Rights. If any Shareholder no longer holds the right to appoint the maximum number of Directors referred to in Section 7.3(b)(i) to

    iii) then it shall nominate which of its nominated Directors is to resign and shall ensure that such Director so resigns and the Shareholders shall replace that Director with an Independent Director appointed under Section 7.3(b)(v). Any such termination of a right to designate a director shall be permanent.

SECTION 7.5 AUTHORITY OF BOARD OF DIRECTORS AND CERTAIN COMMITTEES. Subject only to the provisions of this Agreement and applicable Requirements of Law:

(a) The Board of Directors shall have ultimate responsibility for management and control of the Company.

(b) The Board of Directors shall be required to make all major decisions of the Company and all decisions outside the day to day business of the Company (including, without limitation, those referred to in Section 7.10). All matters in respect of such decisions must be referred to the Board of Directors, and no Shareholder or officer shall take any actions purporting to commit the Company in relation to any such matters without the approval of the Board of Directors.

(c) The Board shall establish and maintain an audit committee that shall have responsibility for the oversight functions of financial and accounting matters of the Company, including but not limited to, budget approval and internal auditing, and such other matters as specified in any applicable Requirements of Law ("Audit Committee").

(d) The Board shall establish and maintain a compensation committee which shall have responsibility for the oversight functions of establishing and approving employee compensation policies and administering the Stock Option Plan, and such other matters as specified in any applicable Requirements of Law ("Compensation Committee").

(e) If required by applicable Requirements of Law the Board shall establish and maintain a nominating committee which shall have the responsibility for such matters as are specified in any applicable Requirements of Law ("Nominating Committee").

(f) The Company shall, and each Shareholder shall cause the Board of Directors to, cause each of the Audit Committee, the Compensation Committee and the Nominating Committee of the Board of Directors to comprise 3 individuals one of which will be SAIF Director (who shall be the chairman of the committee), one a VentureTech Director and one an independent Director approved under
    Section 7.3(b)(iv) (or if required by the SARF Stockholders Agreement the SARF Director), subject to compliance with Section 7.14 and all such appointments complying with all Indian and United States Requirements of Law (and for that purpose the parties shall use their reasonable best efforts to apply for any available consents, permits, authorisations and approvals that would facilitate the constitution of the Audit Committee, the Compensation Committee and the Nominating Committee in the manner contemplated by this
    Section 7.3). If at any time the Audit Committee, Compensation Committee or Nominating Committee cannot be so constituted then SAIF shall nominate the members of such committees from amongst the Independent Directors and a SAIF Director shall have non-voting observer status on such committees. The persons nominated to the Audit or Compensation Committee must qualify for appointment to such committees pursuant to Requirements of Law.

SECTION 7.6 BOARD MEETINGS.

(a) Frequency and Location. Meetings of the Board of Directors shall take place at least once during a three month period. Meetings shall be held in a location approved by a majority of the Directors. The audit committee shall meet at least once in every quarter.

(b) Notice. A meeting may be called by the Chairman of the Board of Directors or Managing Director or any two other Directors giving notice in writing to the Company Secretary specifying the date, time and agenda for such meeting. The Company Secretary shall upon receipt of such notice give a copy of such notice to all Directors of such meeting, accompanied by a written agenda specifying the business of such meeting and copies of all papers relevant for such meeting. Not less than 7 days' notice shall be given to all Directors; provided, however, that such notice period (i) shall not apply in the case of an adjourned meeting pursuant to Section 7.6(c) and (ii) may be reduced with the written consent of all of the Directors.

(c) Quorum. All meetings of the Board of Directors, other than Adjourned Meetings (as defined below), shall require a quorum of at least four Directors; provided, however, that such a quorum must include at least one of a SAIF Director or a VentureTech Director and the Managing Director; provided further, that notwithstanding any other provisions of this Agreement, such a quorum must include a SAIF Director in order for the Board of Directors to vote on any of the matters described in Schedule 2 hereof. If such a quorum is not present within one hour from the time appointed for the meeting, the meeting shall adjourn to such place and time as those Directors who did attend shall decide or, if no such decision is reached, at the same place and time seven days later, at which meeting a quorum of Directors as required under the Companies Act shall constitute a valid quorum even though the Directors required at the proceeding meeting are not present, provided that notice of such Adjourned Meeting shall have been delivered to all Directors at least five days prior to the date of such Adjourned Meeting.

(d) Voting. Subject to Section 7.10 at any Board of Directors meeting, each Director may exercise one vote. Subject to Section 7.10, the adoption of any resolution of the Board of Directors shall require the affirmative vote of a majority of the Directors present at a duly constituted meeting of the Board of Directors.

(e) Electronic Participation. At such time as the Indian Companies Act allows board meetings to be held by electronic means, the Directors may participate in Board of Directors meetings by such electronic means (including by and in conference, video conference or such other means by which all of the participating Directors may hear each other at the same time), and such participation shall constitute presence for purposes of the quorum provisions of Section 7.6(c).

(f) Circular Resolution by Written Consent. Except as otherwise provided in the Indian Companies Act, any action that may be taken by the Directors at a meeting may be taken by a written resolution but only if it is signed by all of the Directors including, but not limited to, a resolution of a type referred to in Section 7.10.

SECTION 7.7 DIRECTORS' ACCESS. Each Director shall be entitled to examine the books and accounts of the Company and take copies thereof and shall have free access, at all reasonable times and with prior written notice, to any and all properties and facilities of the Company or any Subsidiary. The Company shall provide such information relating to the business affairs and financial position of the Company as any Director may require and a Director shall be entitled to discuss Company matters with employees of the Company through and with the management of the Company and the Company shall facilitate such discussion. Unless prohibited by a contractual or other legal requirement applicable to the Company, any Director may provide any information he holds in relation to the Company (along with any related compliations, analyses or other information based on such data, the "Director Data") to the Shareholder that designated that Director under Section 7.3 provided that a Shareholder receiving such information from a Director shall observe its obligations under Section 9.3 in relation to such information and shall observe all of its obligations in respect of such information under U.S. Requirements of Law including, without limitation, compliance with Rule 10b-5 and all other Requirements of Law relating to insider trading. Each Shareholder acknowledges that the Company has implemented the written policies in relation to securities trading in listed securities of the Company that the Board of Directors has deemed appropriate for the Company to comply with its obligations under Requirements of Law in relation to insider trading and the prevention of the misuse of material non-public information regarding the Company.

SECTION 7.8 REIMBURSEMENT OF EXPENSES; D&O INSURANCE. The Company shall reimburse the Directors for all reasonable travel and accommodation expenses incurred by him in connection with attending Board meetings and committee meetings as Director of the Company upon presentation of appropriate documentation therefor. The Company shall, and each Shareholder shall use reasonable commercial efforts to cause the Board of Directors to cause, the Company to, maintain a Directors' liability insurance policy that is reasonably acceptable to the Board of Directors and at a minimum provides coverage comprising US$25 million or such other amount as shall be agreed to by the Board and consented to by SAIF, such consent not to be unreasonably withheld. To the extent permissible under applicable Requirements of Law the parties shall include a provision in the Restated Articles to the effect that the Company shall indemnify each Director under the Restated Articles for all costs, loss, damages and expenses suffered or incurred by a Director for any claim, proceeding or suit in connection with the Directors capacity as a director of the Company.

SECTION 7.9 FUTURE FUNDING. Subject to Section 7.10, the Board of Directors shall have the authority to determine the extent of, and the means of satisfying, any future funding needs of the Company and shall have the discretion to determine the terms of any future issuance of securities or incurring of indebtedness by the Company; provided, however, that no Shareholder shall have any obligation to provide any indemnity, guarantee or other security to any other Shareholder or any third party in support of loans, overdraft facilities, borrowings or other financial arrangements entered into, required by or otherwise procured for the Company.

SECTION 7.10 ACTIONS OF THE SHAREHOLDERS AND BOARD OF DIRECTORS; RESERVED MATTERS. Notwithstanding anything to the contrary contained in this Agreement, neither the Company, whether by action or written consent of the Shareholders or the Board of Directors, nor the Shareholders shall take, approve or otherwise ratify any of the actions described in Schedule 2 without the prior consent of the holders of three quarters of the aggregate number of Equity Shares held by the SAIF Shareholders and VentureTech Shareholders provided that the SAIF Shareholders shall not be included in that aggregate number if together they hold less than 7.5% of the non-diluted Equity Shares and the VentureTech Shareholders shall not be included in that aggregate number if together they hold less than 7.5% of the non-diluted Equity Shares.

SECTION 7.11 RESTATED CHARTER DOCUMENTS. Any amendment, modification or restatement of the Restated Charter Documents or the constituent documents of a Subsidiary in any manner affecting SAIF, VentureTech or SCS rights as owners of Shares, if such amendment, modification or restatement would directly or indirectly result in a material adverse change to the rights, preferences, or privileges of the Equity Shares held by that Shareholder or which may adversely affect any of the rights, preferences, or privileges of that Shareholder relative to the other Shareholders or the indemnification of a Director nominated by it under any indemnification agreement entered into between the Company and that Director shall only occur with the consent of that Shareholder.

SECTION 7.12 COMPANY COVENANTS. The Company covenants with SAIF that the Company shall comply with its obligations under Schedule 3.

SECTION 7.13 STOCK OPTION PLAN.

(a) The Compensation Committee shall be solely entitled to approve the number, exercise or sale price or issuance of Shares under the Stock Option Plan and to propose variations to the Stock Option Plan.

(b) The Stock Option Plan may comprise Equity Shares reserved for issuance as well as current options outstanding, which in aggregate comprise no more than 5.0% of the Company's fully diluted Equity Shares as at the date hereof.

(c) All Equity Shares and Equity Share Equivalents issued after the Closing to employees, and Directors shall be subject to vesting as follows (unless different vesting is approved by the majority consent of the Board of Directors)(i) 1/6th to vest at the end of the first 12 months following such issuance, (ii) the remaining 5/6th to vest evenly on a quarterly basis over the next 24 months.

SECTION 7.14 REQUIREMENTS OF LAW.

If at any time the rights of a Shareholder under Section 7 of this Agreement are materially in contravention of any material Requirement of Law (including, without limitation, the requirements of the Sarbanes-Oxley Act of 2002 and the requirements of the Company's listing on the Nasdaq), the parties shall:

(a) negotiate in good faith and seek to agree and implement amendments to this Agreement that prevent such a contravention of law while preserving all of the rights and obligations of the parties hereunder to the fullest extent reasonably possible; and

(b) use their reasonable best efforts to apply for all available consents, exemptions authorisations and permits from relevant Governmental Authorities that would allow the rights of a party hereunder to be effected to the fullest extent reasonably possible; and (c) if they are unable to reach agreement in relation to the amendments referred to in Section 7.14(a) or to acquire the consents, exemptions authorisations and permits referred to in
    Section 7.14(b) within 20 Business Days of the date of commencement of the negotiations (or such longer period as may be required to secure such consents, exemptions authorisations and permits) then such a dispute may be referred to an arbitrator under Section 10 and the arbitrator shall have the right to delete or add provisions to this Agreement to prevent such a contravention of law while preserving all of the rights and obligations of the parties hereunder to the fullest extent reasonably possible.


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                             SATYAM INFOWAY LIMITED
                              Tidel Park, 2nd Floor
                          4, Canal Bank Road, Taramani
                              Chennai 600 113 India

                               P R O X Y  F O R M
                    EXTRAORDINARY GENERAL MEETING, 2002-2003

FOLIO NO.: ..........................

I/We..........................of.................................in the district

of............................being a member/members of the above named Company,

hereby appoint Mr./Ms./Kum.......................in the district of as my/our

Proxy to attend and vote for me/us
..........................................................on my/our behalf at the
Extraordinary General Meeting of the Company to be held at the Corporate Office at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani Chennai 600 113 India, on Monday, the December 09, 2002 at 11.00 a.m. and at any adjournment thereof.

Signed this..............................day of............................2002.

Address  .......................................................................

.................................................................................

Signature......................................................



NOTE: The proxy form duly completed must be deposited at the Corporate Office at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani Chennai 600 113 India, not less than 48 hours before the time for holding the meeting.

A proxy need not be a member.

                          A T T E N D A N C E  S L I P

................................................   ..............................
Full Name of the Shareholder (in block letters)   Signature

Folio No.: ....................................   No. of Shares held............

................................................   ..............................
Full name of the Proxy (in block letters)         Signature


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(To be filled if the Proxy attends instead of the member)

Note: Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.